                                                Filed Pursuant to Rule 424(b)(1)
                                            Registration Statement No. 333-71786


PROSPECTUS




                               3,500,000 Shares

[LOGO] rooster

                      Anworth Mortgage Asset Corporation

                                 Common Stock


   We are selling 3,500,000 shares of our common stock and we will receive all of the net proceeds from the sale. Our common stock is traded on the American Stock Exchange under the symbol "ANH." On December 20, 2001, the last reported sale price of our common stock was $8.26 per share.


   Investing in our common stock involves a high degree of risk. You should carefully consider the information under the heading "Risk Factors" beginning on page 6 of this prospectus before buying shares of our common stock.

                               -----------------


                                                      Per Share    Total
                                                      --------- -----------
    Public offering price............................ $   8.30  $29,050,000
    Underwriting discounts and commissions........... $0.51875  $ 1,815,625
    Proceeds, before expenses, to us................. $7.78125  $27,234,375


                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

   We have granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of our common stock to cover over-allotments, if any, at the public offering price per share.


   The underwriters expect the shares of our common stock will be ready for delivery to purchasers on or about December 27, 2001.



Friedman Billings Ramsey                                           Advest, Inc.


               The date of this prospectus is December 21, 2001

   You should rely only on the information contained in or incorporated by reference into this prospectus. Neither the underwriters nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               -----------------

                               TABLE OF CONTENTS


                                                                                      Page
                                                                                      ----
Forward-Looking Statements...........................................................  ii
Prospectus Summary...................................................................   1
Risk Factors.........................................................................   6
Market Price and Dividends on Our Common Stock.......................................  17
Capitalization.......................................................................  18
Selected Financial Data..............................................................  19
Management's Discussion and Analysis of Financial Condition and Results of Operations  20
Our Company..........................................................................  32
Description of Securities............................................................  39
Certain Federal Income Tax Considerations............................................  44
Underwriting.........................................................................  55
Experts..............................................................................  56
Legal Matters........................................................................  56
Where You Can Find More Information..................................................  57
Information Incorporated by Reference................................................  57
Financial Information................................................................ F-1

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains or incorporates by reference certain forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "will," "believe," "expect," "anticipate," "intend," "estimate," "assume" or other similar expressions. You should not rely on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Statements regarding the following subjects are forward-looking by their nature:

  .  our business strategy;

  .  market trends and risks;

  .  assumptions regarding interest rates; and

  . assumptions regarding prepayment rates on the mortgage loans securing our mortgage-backed securities.

   These forward-looking statements are subject to various risks and uncertainties, including those relating to:

  . increases in the prepayment rates on the mortgage loans securing our mortgage-backed securities;

  .  our ability to use borrowings to finance our assets;

  . risks associated with investing in mortgage-related assets, including changes in business conditions and the general economy;

  . our ability to maintain our qualification as a real estate investment trust for federal income tax purposes; and

  .  management's ability to manage our growth and planned expansion.

   Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, such as our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                              PROSPECTUS SUMMARY

   This summary highlights selected information in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our common stock. We urge you to carefully read this entire prospectus, including the financial statements, along with the information that is incorporated by reference into this prospectus. You should carefully consider the information discussed under "Risk Factors" before you decide to purchase our common stock. All references to "we," "us" or the "Company" mean Anworth Mortgage Asset Corporation. Unless otherwise indicated, we have assumed that the underwriters do not exercise their over-allotment option.

Our Business

   We are in the business of investing primarily in United States agency and other highly rated single-family adjustable-rate and fixed-rate mortgage-backed securities that we acquire in the secondary market. We seek attractive long-term investment returns by investing our equity capital and borrowed funds in such securities. Our returns are earned on the spread between the yield on our earning assets and the interest cost of the funds we borrow. We have elected to be taxed as a real estate investment trust, or REIT, under the United States Internal Revenue Code. As a REIT, we routinely distribute substantially all of the income generated from our operations to our stockholders. As long as we retain our REIT status, we generally will not be subject to federal or state taxes on our income to the extent that we distribute our net income to our stockholders.

   At September 30, 2001, we had total assets of $223.7 million and equity of $22.0 million, or $9.16 book value per share. As of that date, approximately 94% of our assets consisted of mortgage-backed securities guaranteed by an agency of the United States government such as Fannie Mae or Freddie Mac. For the quarter ended September 30, 2001, we reported net income of $1.02 million, or $0.42 per diluted share and for the nine months ended September 30, 2001, we reported net income of $2.26 million, or $0.95 per diluted share.

Our Strategy

   Our strategy is to acquire mortgage-related assets, finance our purchases in the capital markets and use leverage to increase our return on stockholders' equity. Through this strategy we expect to earn income that will enable us to generate dividends for our stockholders.

   We intend to acquire mortgage-related assets that we believe will generate attractive returns on capital invested. Before making these investments, we consider the amount and nature of the anticipated returns from the assets, our ability to pledge the assets to secure collateralized borrowings, and the costs associated with financing, managing, securitizing and reserving for the assets. We have also established a written asset acquisition policy that provides the following investment guidelines:

  . Category I--At least 60% of our total assets will generally be adjustable or fixed-rate mortgage securities and short-term investments. Assets in this category will be rated within one of the two highest rating categories by at least one nationally recognized statistical rating organization, or if not rated, will be obligations guaranteed by the United States government or its agencies, Fannie Mae or Freddie Mac.

  . Category II--At least 90% of our total assets will generally consist of Category I investments plus unrated mortgage loans, mortgage securities rated at least investment grade by at least one nationally recognized statistical rating organization, or shares of other REITs or mortgage-related companies.

  . Category III--No more than 10% of our total assets may be of a type not meeting any of the above criteria. Among the types of assets generally assigned to this category are mortgage securities rated below investment grade and leveraged mortgage derivative securities.

   We finance our acquisition of mortgage-related assets through borrowing at short-term rates using repurchase agreements. We generally borrow between eight and twelve times the amount of our equity. At September 30, 2001, we had $179.6 million of repurchase agreements outstanding with a weighted average current borrowing rate of 3.45% and an average maturity of 68 days. We actively manage the adjustment periods and the selection of the interest rate indices of our borrowings against the adjustment periods and the selection of indices on our mortgage-related assets in order to limit our liquidity and interest rate related risks.

   We also seek to lessen the effects on our income if mortgage loans underlying our securities prepay at a rate materially different than anticipated. We do this by structuring a diversified portfolio with a variety of prepayment characteristics, investing in mortgage assets or structures with prepayment protections and purchasing mortgage assets at a premium and at a discount. Although we have not yet done so, we may choose to engage in various hedging activities designed to mitigate our exposure to changes in interest rates and prepayment rates.

   We review credit risk and other risks of loss associated with each potential investment and may diversify our portfolio to avoid undue geographic, insurer, industry and other types of concentrations. Given the fact that we maintain such a large percentage of our assets in high quality or highly rated assets, many of which include an implied guarantee of the federal government as to payment of principal and interest, we believe we have limited exposure to losses from credit risk.

   In addition to the strategies described above, we intend to pursue other strategies to grow our earnings and our dividends per share, which may include the following:

  . increasing the size of our balance sheet at a rate faster than the rate of increase in our operating expenses;

  . issuing new common stock when market opportunities exist to profitably increase the size of our balance sheet through the use of leverage; and

  . lowering our effective borrowing costs over time by seeking direct funding with collateralized lenders, rather than using financial intermediaries, possibly using commercial paper, medium term note programs, preferred stock and other forms of capital.

Our Manager and Executive Officers

   Our day-to-day operations are conducted by our management company, Anworth Mortgage Advisory Corporation, through the authority delegated to it under a management agreement and pursuant to the policies established by our board of directors. We have currently elected to be managed by our management company as a result of the efficiencies and economies of scale that can be achieved by utilizing the resources presently available to our management company. A trust controlled by our Chairman and Chief Executive Officer, Lloyd McAdams, and our Executive Vice President, Heather U. Baines, is the principal stockholder of our management company and Pacific Income Advisers, Inc., an investment advisory firm that began operations in 1986. As of September 30, 2001, Pacific Income Advisers and its affiliates managed approximately $4 billion for institutional and individual investors. Our executive officers also serve as members of the management teams of our management company and Pacific Income Advisers. A majority of our board of directors is unaffiliated with either our management company or Pacific Income Advisers. We have no ownership interest in our management company or Pacific Income Advisers.

   We pay our management company a management fee equal to 1% per year of the first $300 million of stockholders' equity plus 0.8% per year of the portion of our stockholders' equity above $300 million. We also pay our management company an annual incentive compensation fee of 20% of the amount by which our return on our equity exceeds a return based on the ten-year U.S. Treasury Rate plus 1%.

   Our executive officers are as follows:

   Lloyd McAdams. Mr. McAdams is Chairman of the Board, President and Chief Executive Officer of our company and our management company. Mr. McAdams is also the Chairman of the Board, Chief Investment Officer and co-founder of Pacific Income Advisers and is the President of Syndicated Capital, Inc., a registered broker-dealer. Mr. McAdams also serves as a director of Monterey Mutual Fund. Before joining Pacific Income Advisers, Mr. McAdams was President of Security Pacific Investment Managers, Inc. and served as Senior Vice President of Trust Company of the West. Mr. McAdams is a Chartered Financial Analyst, Chartered Investment Counselor and a Certified Employee Benefit Specialist.

   Pamela J. Watson. Ms. Watson is Executive Vice President and the Chief Financial Officer, Treasurer and Secretary of our company and an Executive Vice President and the Chief Financial Officer and Secretary of our management company. Ms. Watson is also Vice President of Pacific Income Advisers. Prior to joining Pacific Income Advisers, Ms. Watson was Chief Financial Officer of Kleinwort Benson Cross Financing Inc. and Kleinwort Benson Capital Management Inc., an interest rate swap dealer and investment management firm owned by the British merchant bank Kleinwort Benson Group plc.

   Heather U. Baines. Ms. Baines is Executive Vice President of our company and our management company. Ms. Baines is also the President, Chief Executive Officer and co-founder of Pacific Income Advisers. Prior to joining Pacific Income Advisers, Ms. Baines was employed by Security Pacific Investment Managers, Inc., ultimately holding the position of Senior Vice President and Director.

   Evangelos Karagiannis. Mr. Karagiannis is Vice President of our company and our management company with responsibility for managing our portfolio. Mr. Karagiannis is also Vice President of Pacific Income Advisers where he serves as Fixed Income Portfolio Manager with a specialty in mortgage securities and is responsible for Pacific Income Advisers' quantitative research. Mr. Karagiannis is a Chartered Financial Analyst and holds a Ph.D. in physics.

   Joseph E. McAdams. Mr. McAdams is Vice President of our company and our management company with responsibility for managing our portfolio. Mr. McAdams is Vice President of Pacific Income Advisers where he serves as Fixed Income Portfolio Manager with a specialty in mortgage securities and is responsible for Pacific Income Advisers' fixed income trading. Prior to joining Pacific Income Advisers, Mr. McAdams was a mortgage security trader and analyst at Donaldson, Lufkin & Jenrette Securities Corp. in New York. Mr. McAdams is also a Chartered Financial Analyst.

Option To Become Internally Managed

   Our management company has granted us an option, exercisable on or before April 30, 2003, to acquire our management company by merger for consideration consisting of 240,000 shares of our common stock. If this option is exercised, we would become an internally managed company and the employees of the management company would become our employees. The closing of the merger would be subject to a number of conditions, including the approval of our stockholders and receipt by our board of directors of a fairness opinion regarding the fairness of the consideration payable by us in the merger. We have agreed, as a condition to exercising the option, to enter into direct employment contracts with Lloyd McAdams and the other key employees of the management company, adopt an incentive compensation plan for our key executives and increase and maintain the size of our 1997 Stock Option and Awards Plan. If the merger is consummated, the management agreement would be terminated.

   Our board of directors intends to consider the exercise of the option from time to time following completion of the offering. Our board of directors will exercise the option only if it determines that becoming internally managed would be in the best interests of our stockholders.

General Information

   We were incorporated on October 20, 1997 under Maryland law. Our office is located at 1299 Ocean Avenue, 2nd Floor, Santa Monica, California 90401. Our telephone number is (310) 394-0115.

                                 The Offering


        Common stock offered....................... 3,500,000 shares(1)
        Common stock outstanding after the offering 6,425,766 shares(2)
        American Stock Exchange trading symbol..... ANH

--------
(1)4,025,000 shares of common stock if the underwriters exercise their over-allotment option in full.

(2)6,950,766 shares of common stock if the underwriters exercise their over-allotment option in full. Includes 500,000 shares of common stock that we will issue in a non-underwritten private offering upon the closing of this offering. Does not include 338,856 shares of common stock that may be issued upon the exercise of outstanding options granted under our 1997 Stock Option and Awards Plan at exercise prices ranging from $4.60 to $9.00 per share or 56,690 shares of common stock that may be acquired pursuant to outstanding dividend equivalent rights. A total of 600,000 shares of our common stock are currently authorized for issuance under our 1997 Stock Option and Awards Plan.



   We have entered into an agreement to sell 500,000 shares of our common stock upon the closing of this offering in a non-underwritten private placement to FBR Asset Investment Corporation. FBR Asset is a public REIT that is an affiliate of Friedman, Billings, Ramsey & Co., Inc. The 500,000 shares will be sold at $7.78125 per share. No fees or commissions of a broker or agent will be payable in connection with this private placement.


                                Use Of Proceeds


   We are conducting this offering to increase our equity capital base which will allow us to grow our balance sheet through the deployment of the equity and the use of leverage. We will use the net proceeds from this offering to acquire mortgage-related assets consistent with our investment policy. We then intend to increase our investment assets by borrowing against these mortgage-related assets and using the proceeds of such borrowings to acquire additional mortgage-related assets. The net proceeds from the sale of 3,500,000 shares of our common stock, based on an offering price of $8.30, will be approximately $26.8 million after deducting underwriting discounts and commissions and estimated expenses of the offering. Pending such investment, we will place the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.


                              Recent Developments


   We declared a dividend of $0.30 per share on December 17, 2001. This dividend is payable on January 22, 2002 to holders of record as of the close of business on December 20, 2001. Consequently, shares purchased in this offering will not participate in that dividend.

                            Summary Financial Data

   You should read these summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited financial statements and notes thereto that are included in this prospectus beginning on page F-1.

                                                                                  Nine Months      Three Months
                                                Period from                          Ended             Ended
                                                March 17 to     Year Ended       September 30,     September 30,
                                                December 31,   December 31,       (unaudited)       (unaudited)
                                                ------------ ----------------  ----------------  ----------------
                                                    1998      1999     2000     2000     2001     2000     2001
                                                ------------ -------  -------  -------  -------  -------  -------
                                                          (amounts in thousands, except per share data)
Statement of Operations Data:
   Interest and dividend income................   $ 8,570    $ 9,501  $10,314  $ 7,822  $ 7,639  $ 2,549  $ 2,564
   Interest expense............................    (7,378)    (7,892)  (8,674)  (6,654)  (4,974)  (2,241)  (1,403)
                                                  -------    -------  -------  -------  -------  -------  -------
   Net interest income.........................     1,192      1,609    1,640    1,268    2,665      308    1,161
   Gain on sales...............................        --         --       --       --      318       --      166
   Expenses....................................      (307)      (400)    (379)    (297)    (720)     (99)    (303)
                                                  -------    -------  -------  -------  -------  -------  -------
   Net Income..................................   $   885    $ 1,209  $ 1,261  $   971  $ 2,263  $   209  $ 1,024
                                                  =======    =======  =======  =======  =======  =======  =======
   Diluted net income per share................   $  0.38    $  0.53  $  0.54  $  0.42  $  0.95  $  0.09  $  0.42
   Dividends declared per share (1)............   $  0.37    $  0.53  $  0.51  $  0.40  $  0.98  $  0.10  $  0.54
   Weighted average common shares outstanding..     2,316      2,290    2,331    2,326    2,381    2,338    2,423

                                                                 At September 30,
                                           At December 31,          (unaudited)
                                     --------------------------- -----------------
                                       1998      1999     2000     2000     2001
                                     --------  -------- -------- -------- --------
                                     (amounts in thousands, except per share data)
Balance Sheet Data:
   Mortgage-backed securities, net.. $184,245  $161,488 $134,889 $140,494 $210,159
   Total assets..................... $199,458  $167,144 $141,834 $144,771 $223,681
   Repurchase agreements............ $170,033  $147,690 $121,891 $126,524 $179,567
   Total liabilities................ $182,216  $150,612 $123,633 $127,703 $201,730
   Stockholders' equity............. $ 17,242  $ 16,532 $ 18,201 $ 17,068 $ 21,951
   Book value per share............. $   7.41  $   7.17 $   7.75 $   7.29 $   9.16

                                                                                                Nine Months      Three Months
                                                              Period from                          Ended             Ended
                                                              March 17 to     Year Ended       September 30,     September 30,
                                                              December 31,   December 31,       (unaudited)       (unaudited)
                                                              ------------ ----------------- ----------------- -----------------
                                                                  1998       1999     2000     2000     2001     2000     2001
                                                              ------------ -------- -------- -------- -------- -------- --------
                                                                                (dollar amounts in thousands)
Other Data (unaudited):
   Average earnings assets...................................   $181,445   $163,167 $152,289 $155,885 $153,423 $148,340 $160,350
   Average borrowings........................................   $165,496   $149,372 $135,631 $138,458 $137,956 $131,880 $145,316
   Average equity (2)........................................   $ 19,060   $ 18,931 $ 19,154 $ 19,122 $ 19,848 $ 19,185 $ 20,206
   Yield on interest earning assets (3) (4)..................      5.94%      5.82%    6.77%    6.69%    6.64%    6.87%    6.40%
   Cost of funds on interest bearing liabilities (4).........      5.61%      5.28%    6.40%    6.31%    4.81%    6.89%    3.86%

Annualized Financial Ratios (unaudited) (2)(5):
   Net interest margin (net interest income/average assets)..      0.83%      0.99%    1.08%    1.10%    2.32%    0.83%    2.89%
   G&A expenses as a percentage of average assets (6)........      0.21%      0.24%    0.25%    0.25%    0.35%    0.27%    0.32%
   Return on average assets (6)..............................      0.61%      0.74%    0.83%    0.83%    2.24%    0.56%    2.99%
   Return on average equity (6)..............................      5.84%      6.38%    6.58%    6.77%   15.20%    4.36%   20.27%

--------
(1)On September 26, 2000, our board of directors announced that, beginning with the third quarter of 2000, dividends would be declared after each quarter-end rather than during the applicable quarter.
(2)Average equity excludes fair value adjustment for mortgage-backed securities.
(3)Excludes gain on sale of $166,000 and $318,000, respectively, for the three and nine months ended September 30, 2001.
(4)Annualized.
(5)Each ratio for 1998 has been computed by annualizing the results for the 290-day period ended December 31, 1998. Each ratio for the nine months and three months ended September 30, 2000 has been computed by annualizing the results for the 274 days and 92 days in those respective periods. Each ratio for the nine months and three months ended September 30, 2001 has been computed by annualizing the results for the 273 days and 92 days in those respective periods.
(6)Excludes incentive fees paid to our management company.

                                 RISK FACTORS

   An investment in our common stock involves various risks. You should carefully consider the following risk factors in conjunction with the other information contained and incorporated by reference in this prospectus before purchasing our common stock. If any of the risks discussed in this prospectus actually occur, our business, operating results, prospects and financial condition could be harmed. This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment.

                         Risks Related to Our Business

Interest rate mismatches between our adjustable-rate mortgage-backed securities and our borrowings used to fund our purchases of the assets may reduce our income during periods of changing interest rates.

   We fund most of our acquisitions of adjustable-rate mortgage-backed securities with borrowings that have interest rates based on indices and repricing terms similar to, but of shorter maturities than, the interest rate indices and repricing terms of our mortgage-backed securities. Accordingly, if short-term interest rates increase, this may adversely affect our profitability.

   Most of the mortgage-backed securities we acquire are adjustable-rate securities. This means that their interest rates may vary over time based upon changes in a short-term interest rate index. Therefore, in most cases the interest rate indices and repricing terms of the mortgage-backed securities that we acquire and their funding sources will not be identical, thereby creating an interest rate mismatch between assets and liabilities. While the historical spread between relevant short-term interest rate indices has been relatively stable, there have been periods when the spread between these indices was volatile. During periods of changing interest rates, these mismatches could reduce our net income, dividend yield and the market price of our common stock.

   The interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. For example, on September 30, 2001, our adjustable-rate mortgage-backed securities had a weighted average term to next rate adjustment of approximately 18 months, while our borrowings had a weighted average term to next rate adjustment of 68 days. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings adjust faster than the interest rates on our adjustable-rate mortgage-backed securities.

We may experience reduced net interest income from holding fixed-rate investments during periods of rising interest rates.

   We generally fund our acquisition of fixed-rate mortgage-backed securities with short-term borrowings. During periods of rising interest rates, our costs associated with borrowings used to fund acquisition of fixed-rate assets are subject to increases while the income we earn from these assets remains substantially fixed. This reduces the net interest spread between the fixed-rate mortgage-backed securities that we purchase and our borrowings used to purchase them, which could lower our net interest income or cause us to suffer a loss. On September 30, 2001, 16.6% of our mortgaged-backed securities were fixed-rate securities.

Increased levels of prepayments from mortgage-backed securities may decrease our net interest income.

   Pools of mortgage loans underlie the mortgage-backed securities that we acquire. We generally receive payments from the payments that are made on these underlying mortgage loans. When borrowers prepay their mortgage loans faster than expected, this results in prepayments that are faster than expected on the mortgage-backed securities. Faster than expected prepayments could adversely affect our profitability, including in the following ways:

  . We often purchase mortgage-backed securities that have a higher interest rate than the market interest rate at the time. In exchange for this higher interest rate, we must pay a premium over the market value to acquire the security. In accordance with accounting rules, we amortize this premium over the term of the mortgage-backed security. If the mortgage-backed security is prepaid in whole or in part prior to its maturity date, however, we must expense the premium that was prepaid at the time of the prepayment. On September 30, 2001, approximately 87.5% of our mortgage-backed securities were acquired at a premium.

  . We anticipate that a substantial portion of our adjustable-rate mortgage-backed securities may bear interest rates that are lower than their fully indexed rates, which are equivalent to the applicable index rate plus a margin. If an adjustable-rate mortgage-backed security is prepaid prior to or soon after the time of adjustment to a fully indexed rate, we will have held that mortgage-backed security while it was less profitable and lost the opportunity to receive interest at the fully indexed rate over the remainder of its expected life.

  . If we are unable to acquire new mortgage-backed securities to replace the prepaid mortgage-backed securities, our financial condition, results of operation and cash flow would suffer.

   Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

   While we seek to minimize prepayment risk to the extent practical, in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk.

We may incur increased borrowing costs related to repurchase agreements and that would adversely affect our profitability.

   Currently, all of our borrowings are collateralized borrowings in the form of repurchase agreements. If the interest rates on these repurchase agreements increase, that would adversely affect our profitability.

   Our borrowing costs under repurchase agreements generally correspond to short-term interest rates such as LIBOR or a short-term Treasury index, plus or minus a margin. The margins on these borrowings over or under short-term interest rates may vary depending upon:

  .  the movement of interest rates;

  .  the availability of financing in the market; and

  .  the value and liquidity of our mortgage-backed securities.

Interest rate caps on our adjustable-rate mortgage-backed securities may reduce our income or cause us to suffer a loss during periods of rising interest rates.

   Our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while caps would limit the interest rates on our adjustable-rate mortgage-backed securities. This problem is magnified for our adjustable-rate mortgage-backed securities that are not fully indexed. Further, some adjustable-rate mortgage-backed securities may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we could receive less cash income on adjustable-rate mortgage-backed securities than we need to pay interest on our related borrowings. On September 30, 2001, approximately 83.4%

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of our mortgage-backed securities were adjustable-rate securities. These factors could lower our net interest income or cause us to suffer a net loss during periods of rising interest rates.

Our leveraging strategy increases the risks of our operations.

   We generally borrow between eight and twelve times the amount of our equity, although our borrowings may at times be above or below this amount. We incur this leverage by borrowing against a substantial portion of the market value of our mortgage-backed securities. Use of leverage can enhance our investment returns. However, leverage also increases risks. In the following ways, the use of leverage increases our risk of loss and may reduce our net income by increasing the risks associated with other risk factors, including a decline in the market value of our mortgage-backed securities or a default of a mortgage-related asset:

  . The use of leverage increases our risk of loss resulting from various factors, including rising interest rates, increased interest rate volatility, downturns in the economy, reductions in the availability of financing or deteriorations in the conditions of any of our mortgage-related assets.

  . A majority of our borrowings are secured by our mortgage-backed securities, generally under repurchase agreements. A decline in the market value of the mortgage-backed securities used to secure these debt obligations could limit our ability to borrow or result in lenders requiring us to pledge additional collateral to secure our borrowings. In that situation, we could be required to sell mortgage-backed securities under adverse market conditions in order to obtain the additional collateral required by the lender. If these sales are made at prices lower than the carrying value of the mortgage-backed securities, we would experience losses.

  . A default of a mortgage-related asset that constitutes collateral for a loan could also result in an involuntary liquidation of the mortgage-related asset, including any cross-collateralized mortgage-backed securities. This would result in a loss to us of the difference between the value of the mortgage-related asset upon liquidation and the amount borrowed against the mortgage-related asset.

  . To the extent we are compelled to liquidate qualified REIT assets to repay debts, our compliance with the REIT rules regarding our assets and our sources of income could be negatively affected, which would jeopardize our status as a REIT. Losing our REIT status would cause us to lose tax advantages applicable to REITs and may decrease our overall profitability and distributions to our stockholders.

We have not used derivatives to mitigate our interest rate and prepayment risks and this leaves us exposed to certain risks.

   Our policies permit us to enter into interest rate swaps, caps and floors and other derivative transactions to help us reduce our interest rate and prepayment risks described above. However, so far we have determined that the costs of these transactions outweigh their benefits. This strategy saves us the additional costs of such hedging transactions, but it leaves us exposed to the types of risks that such hedging transactions would be designed to reduce. If we decide to enter into derivative transactions in the future, these transactions may mitigate our interest rate and prepayment risks but cannot eliminate these risks. Additionally, the use of derivative transactions could have a negative impact on our earnings.

An increase in interest rates may adversely affect our book value.

   Increases in interest rates may negatively affect the market value of our mortgage-related assets. Our fixed-rate securities are generally more negatively affected by these increases. In accordance with accounting rules, we reduce our book value by the amount of any decrease in the market value of our mortgage-related assets.

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

We may invest in leveraged mortgage derivative securities that generally experience greater volatility in market prices, thus exposing us to greater risk with respect to their rate of return.

   We may acquire leveraged mortgage derivative securities that may expose us to a high level of interest rate risk. The characteristics of leveraged mortgage derivative securities result in greater volatility in their market prices. Thus, acquisition of leveraged mortgage derivative securities would expose us to the risk of greater volatility in our portfolio and that could adversely affect our net income and overall profitability.

We depend on borrowings to purchase mortgage-related assets and reach our desired amount of leverage. If we fail to obtain or renew sufficient funding on favorable terms, we will be limited in our ability to acquire mortgage-related assets and our earnings and profitability could decline.

   We depend on short-term borrowings to fund acquisitions of mortgage-related assets and reach our desired amount of leverage. Accordingly, our ability to achieve our investment and leverage objectives depends on our ability to borrow money in sufficient amounts and on favorable terms. In addition, we must be able to renew or replace our maturing short-term borrowings on a continuous basis. Moreover, we depend on a few lenders to provide the primary credit facilities for our purchases of mortgage-related assets.

   If we cannot renew or replace maturing borrowings, we may have to sell our mortgage-related assets under adverse market conditions and may incur permanent capital losses as a result. Any number of these factors in combination may cause difficulties for us, including a possible liquidation of a major portion of our portfolio at disadvantageous prices with consequent losses, which may render us insolvent.

Possible market developments could cause our lenders to require us to pledge additional assets as collateral. If our assets are insufficient to meet the collateral requirements, then we may be compelled to liquidate particular assets at an inopportune time.

   Possible market developments, including a sharp rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of one or more types of mortgage-related assets in which our portfolio is concentrated, may reduce the market value of our portfolio, which may cause our lenders to require additional collateral. This requirement for additional collateral may compel us to liquidate our assets at a disadvantageous time, thus adversely affecting our operating results and net profitability.

Our use of repurchase agreements to borrow funds may give our lenders greater rights in the event that either we or a lender files for bankruptcy.

   Our borrowings under repurchase agreements may qualify for special treatment under the bankruptcy code, giving our lenders the ability to avoid the automatic stay provisions of the bankruptcy code and to take possession of and liquidate our collateral under the repurchase agreements without delay in the event that we file for bankruptcy. Furthermore, the special treatment of repurchase agreements under the bankruptcy code may make it difficult for us to recover our pledged assets in the event that a lender files for bankruptcy. Thus, the use of repurchase agreements exposes our pledged assets to risk in the event of a bankruptcy filing by either a lender or us.

Because assets we acquire may experience periods of illiquidity, we may lose profits or be prevented from earning capital gains if we cannot sell mortgage-related assets at an opportune time.

   We bear the risk of being unable to dispose of our mortgage-related assets at advantageous times or in a timely manner because mortgage-related assets generally experience periods of illiquidity. The lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale. As a result, the illiquidity of mortgage-related assets may cause us to lose profits or the ability to earn capital gains.

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

We depend on our key personnel and the loss of any of our key personnel could severely and detrimentally affect our operations.

   We depend on the diligence, experience and skill of our officers and the people working on behalf of our management company for the selection, structuring and monitoring of our mortgage-related assets and associated borrowings. Our key officers include Lloyd McAdams, President, Chairman of our board of directors and Chief Executive Officer, Pamela J. Watson, Chief Financial Officer and Treasurer, Evangelos Karagiannis, Vice President and Joseph McAdams, Vice President. We have not entered into employment agreements with our senior officers, nor do we require the management company to employ specific personnel or to dedicate employees solely to our business. These individuals are free to engage in competitive activities in our industry. The loss of any key person could harm our entire business, financial condition, cash flow and results of operations.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval and such changes could harm our business, results of operation and stock price.

   Our board of directors can modify or waive our current operating policies and our strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies may have on our business, operating results and stock price, however, the effects may be adverse.

Competition may prevent us from acquiring mortgage-related assets at favorable yields and that would negatively impact our profitability.

   Our net income largely depends on our ability to acquire mortgage-related assets at favorable spreads over our borrowing costs. In acquiring mortgage-related assets, we compete with other REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase mortgage-related assets, many of which have greater financial resources than us. As a result we may not in the future be able to acquire sufficient mortgage-related assets at favorable spreads over our borrowing costs. If that occurs, our profitability will be harmed.

Our investment policy involves risks associated with the credit quality of our investments. If the credit quality of our investments declines or if there are defaults on the investments we make, our profitability may decline and we may suffer losses.

   Our mortgage-backed securities have primarily been agency certificates that, although not rated, carry an implied "AAA" rating. Agency certificates are mortgage-backed securities where either Freddie Mac or Fannie Mae guarantees payments of principal or interest on the certificates. Our capital investment policy, however, provides us with the ability to acquire a material amount of lower credit quality mortgage-backed securities. If we acquire mortgage-backed securities of lower credit quality, our profitability may decline and we may incur losses if there are defaults on the mortgages backing those securities or if the rating agencies downgrade the credit quality of those securities.

                    Risks Related to Our Management Company

Our management company and its affiliates may allocate mortgage-related opportunities to other entities, and thus may divert attractive investment opportunities away from us.

   Our management company is Anworth Mortgage Advisory Corporation. Lloyd McAdams, Joseph McAdams and Evangelos Karagiannis work on behalf of our management company to manage our funds. Affiliates of our management company and some of our officers manage mortgage-backed securities for other parties. Messrs. L. McAdams, J. McAdams and Karagiannis are actively involved in managing approximately $4 billion in mortgage-backed securities and other fixed income assets for institutional clients and individual investors through Pacific Income Advisers, which is under common control with our management company. Messrs. L. McAdams, J. McAdams and Karagiannis intend to continue to perform services for Pacific Income Advisers.

   These multiple responsibilities may create conflicts of interest for these officers if they are presented with opportunities that may benefit us and the clients of Pacific Income Advisers. These officers allocate investments among our portfolio and the clients of Pacific Income Advisers by determining the entity or account for which the investment is most suitable. In making this determination, these officers consider the investment strategy and guidelines of each entity or account with respect to acquisition of assets, leverage, liquidity and other factors that our officers determine appropriate. However, our management company and those working on its behalf have no obligation to make any specific investment opportunities available to us and the above mentioned conflicts of interest may result in decisions or allocations of securities that are not in our best interests.

The compensation structure for our management company creates an incentive for our management company to increase the riskiness of our mortgage portfolio in an attempt to increase its compensation.

   In addition to its base management compensation, our management company earns incentive compensation for each fiscal year equal to 20% of the amount by which our return on equity each year exceeds a return based on the ten-year United States treasury rate plus 1%. As a result, our management company shares in our profits but not in our losses. Consequently, as our management company evaluates different mortgage-backed securities for our investment and other investments, there is a risk that our management company will cause us to assume more risk than is prudent in an attempt to increase its incentive compensation. Other key criteria related to determining appropriate investments and investment strategies, including the preservation of capital, may be unduly ignored at the expense of our management company's emphasis on maximizing its income.

Since our management company may receive a significant fee if we terminate the management agreement, we may not be able to economically terminate the management agreement in the event that our management company fails to meet our expectations.

   If we terminate the management agreement, or if we decide not to renew it, then we may have to pay a significant fee to our management company. The actual amount of the fee is not known because the fair market value of the management agreement cannot be determined in advance with certainty. Paying this fee would reduce the cash available for distribution to stockholders and may cause us to suffer a net operating loss. Consequently, we may not be able to terminate the management agreement economically even if we are dissatisfied with our management company's performance, or if we determine that it would be more efficient to operate with an internal management structure.

   We have recently entered into an option agreement with the stockholder of our management company pursuant to which we have been granted an option to acquire our management company, subject to several conditions being met, including the negotiation of employment agreements with members of our management, establishment of and increases to new and existing benefit plans and extension of our services agreement with Pacific Income Advisors. Although we have no obligation to exercise the option, as noted above, if we are dissatisfied with the performance of our management company and desire to terminate the management agreement, we could be forced to pay a termination fee. Under such circumstances, it is highly unlikely we would desire to fulfill the conditions necessary to exercise our option and, even if we desired to do so, the termination fee relating to our management contract could exceed the agreed-upon option price under the option agreement. Consequently, investors in our common stock should not view our ability to exercise the option to purchase our management company as providing any economic advantage to us in the event we are dissatisfied with the performance of our management company.

Because our management company may render services to other mortgage investors, this could reduce the amount of time and effort that our management company devotes to us and, consequently, our profitability and overall management could suffer.

   Our agreement with our management company does not restrict the right of our management company, any persons working on its behalf or any of its affiliates from doing business, including the rendering of advice in the purchase of mortgage-backed securities that meet our investment criteria, with any other person or entity. In addition to our management company's ability to do business with any other third party, the management agreement does not specify a minimum time period that our management company and its personnel must devote to us. The ability of our management company to engage in these other business activities could reduce the time and effort it spends managing us.

Prior to its association with us, our management company had not managed a REIT.

   Our management company has now managed us since our initial public offering in March of 1998. Prior to its association with us, our management company had not previously managed a REIT. In particular, our management company had not managed a highly leveraged pool of mortgage assets or utilized hedging instruments, nor did our management company have experience in complying with the asset limitations imposed by the REIT provisions of the United States Internal Revenue Code (referred to throughout this prospectus as the "tax code"). Although our management company now has more than three years of experience in managing our company, there can be no assurance that the experience of our executive officers and our management company is appropriate to our business. Further, the experience of the officers of our management company should not be viewed as a reliable gauge of our continued success.

We may not become an internally managed REIT.

   The option agreement that we entered into with our management company is subject to several conditions, including the conditions that: (1) the independent members of our board of directors have determined that a merger with our management company is in the best interests of our stockholders; (2) we have received a fairness opinion from a reputable investment banking firm regarding the fairness of the consideration for the merger; and (3) our stockholders have approved the merger. As a result, there cannot be any assurance that a merger with our management company will be completed. If a merger with our management company does not occur, we expect to continue to operate as an externally-advised company under our existing management agreement with our management company. This would prevent us from realizing the possible benefits of internal management.

Our net income per share may decrease if we become internally managed.

   If we become internally managed, we cannot assure you that any anticipated cost savings from no longer paying the base management fee to our management company would offset the additional expenses that we would incur as an internally managed REIT. These additional expenses would include all of the salaries and benefits of our executive officers and the other employees that we would need to operate as an internally managed company. In addition, we have agreed to adopt an incentive compensation plan for key executives if we become internally managed. Even if our earnings are not adversely affected, our earnings per share may decrease because we would be issuing additional shares of our common stock as merger consideration. These additional shares would represent approximately 1.5% of the total number of shares outstanding after the merger. If we remain externally managed, the amount of the base and incentive management fees payable to our management company would depend on a number of factors, including the amount of additional equity, if any, that we are able to raise and the profitability of our business. Therefore, the exact amount of future fees that we would pay to our management company cannot be predicted with complete accuracy. If the expenses we assume as an internally managed company are higher than we anticipate or the fees we would pay in the future to our management company as an externally managed company would have been lower than we anticipate, our net income per share may decrease as a result of becoming internally managed.

The number of shares we issue in the merger with our management company will not change to reflect changes in the relative value of our company and our management company after the date the option agreement was signed.

   The number of shares of our common stock that would be issued in a merger with our management company is fixed. Therefore, it will not be reduced even if the market price of our common stock increases after the date the option agreement was signed. Likewise, it will not be reduced even if the value of our management

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

company goes down after that date. Our value may change because of our financial results or other results of operations, changes in the economic sector in which we operate, changes in economic conditions generally and other factors that might affect our business, condition and prospects.

The merger with our management company may cause us to lose our REIT status for tax purposes.

   In order to maintain our status as a REIT for federal income tax purposes, we are not permitted to have current or accumulated earnings and profits carried over from our management company. If the IRS successfully asserts that we acquired current or accumulated earnings and profits from our management company and failed to distribute, during the taxable year in which the merger occurs, all of such earnings and profits, we would lose our REIT qualification for the year of the merger, as well as any other taxable years during which we held such acquired earnings and profits, unless, in the year of such determination, we make an additional distribution of the amount of earnings and profits determined to be acquired from our management company. In order to make such an additional distribution, we could be required to borrow funds or sell assets even if prevailing market conditions were not generally favorable. For any taxable year that we fail to qualify as a REIT, we would not be entitled to a deduction for dividends paid to our stockholders in calculating our taxable income. Consequently, our net assets and distributions to our stockholders would be substantially reduced because of our increased tax liability. Furthermore, to the extent that distributions have been made in anticipation of our qualification as a REIT, we might also be required to borrow additional funds or to liquidate certain of our investments in order to pay the applicable tax on our income.

After a merger we will be subject to potential liability as an employer.

   We do not directly employ any employees or maintain any benefit or retirement plans. However, if we become internally managed, we expect to directly employ the persons who are currently employees of our management company. In addition to their salaries and other cash compensation, we would need to establish certain health, retirement and other employee benefit plans, and we would bear the costs of the establishment and maintenance of these plans. As an employer, we would be subject to potential liabilities that are commonly faced by employers, such as workers' disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

              Risks Related to REIT Compliance and Other Matters

If we are disqualified as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability.

   We believe that since our initial public offering in 1998 we have operated so as to qualify as a REIT under the tax code, and we intend to continue to meet the requirements for taxation as a REIT. However, we may not remain qualified as a REIT in the future. Qualification as a REIT involves the application of highly technical and complex tax code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress or the IRS might change tax laws or regulations and the courts might issue new rulings, in each case potentially having retroactive effect, that could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

  . we would be taxed as a regular domestic corporation, which, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate rates;

  . any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and

  . unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we do not qualify as a REIT.

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Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

   Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

   In order to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the nature and diversification of our mortgage-backed securities, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may limit our ability to hedge effectively.

   The REIT provisions of the tax code may substantially limit our ability to hedge mortgage-backed securities and related borrowings by requiring us to limit our income in each year from qualified hedges, together with any other income not generated from qualified REIT real estate assets, to less than 25% of our gross income. In addition, we must limit our aggregate income from hedging and services from all sources, other than from qualified REIT real estate assets or qualified hedges, to less than 5% of our annual gross income. As a result, although we do not currently engage in hedging transactions, we may in the future have to limit our use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur. If we were to violate the 25% or 5% limitations, we may have to pay a penalty tax equal to the amount of income in excess of those limitations, multiplied by a fraction intended to reflect our profitability. If we fail to satisfy the 25% and 5% limitations, unless our failure was due to reasonable cause and not due to willful neglect, we could lose our REIT status for federal income tax purposes.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

   In order to qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

   As a REIT, we must distribute 90% (95% with respect to taxable years beginning before January 1, 2001) of our annual taxable income (subject to certain adjustments) to our stockholders. From time to time, we may generate taxable income greater than our net income for financial reporting purposes from, among other things, amortization of capitalized purchase premiums, or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we may be unable to distribute substantially all of our taxable income as required by the REIT provisions of the tax code. Thus, we could be required to borrow funds, sell a portion of our mortgage-backed securities at disadvantageous prices or find another alternative source of funds. These alternatives could increase our costs or reduce our equity.

Failure to maintain an exemption from the Investment Company Act would adversely affect our results of operations.

   We believe that we conduct our business in a manner that allows us to avoid being regulated as an investment company under the Investment Company Act of 1940, as amended. The Investment Company Act exempts

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entities that are primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate." Under the SEC's current interpretation, qualification for this exemption generally requires us to maintain at least 55% of our assets directly in qualifying real estate interests. In order to constitute a qualifying real estate interest under this 55% requirement, a real estate interest must meet various criteria. If we fail to continue to qualify for an exemption from registration as an investment company, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as planned.

                            Additional Risk Factors

We may not be able to use the money we raise to acquire investments at favorable prices.

   The net proceeds of this offering will represent a significant increase in our equity. Depending on the amount of leverage that we use, the full investment of the net proceeds of this offering will result in a substantial increase in our total assets. There can be no assurance that we will be able to invest all of these additional funds in mortgage-backed securities at favorable prices. As a result, we may not be able to acquire enough mortgage-backed securities in order to become fully invested after the offering, or we may have to pay more for mortgage-backed securities than we have historically. In either case, the return that we earn on stockholders' equity may be reduced.

We have not established a minimum dividend payment level and there are no assurances of our ability to pay dividends in the future.

   We intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the tax code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future.

We may incur excess inclusion income that would increase the tax liability of our stockholders.

   In general, dividend income that a tax-exempt entity receives from us should not constitute unrelated business taxable income as defined in Section 512 of the tax code. If we realize excess inclusion income and allocate it to stockholders, this income cannot be offset by net operating losses. If the stockholder is a tax-exempt entity, then this income would be fully taxable as unrelated business taxable income under Section 512 of the tax code. If the stockholder is foreign, then it would be subject to federal income tax withholding on this income without reduction pursuant to any otherwise applicable income-tax treaty.

   Excess inclusion income could result if we held a residual interest in a REMIC. Excess inclusion income also would be generated if we were to issue debt obligations with two or more maturities and the terms of the payments on these obligations bore a relationship to the payments that we received on our mortgage-backed securities securing those debt obligations. We generally structure our borrowing arrangements in a manner designed to avoid generating significant amounts of excess inclusion income. We do, however, enter into various repurchase agreements that have differing maturity dates and afford the lender the right to sell any pledged mortgage securities if we default on our obligations. The IRS may determine that these borrowings give rise to excess inclusion income that should be allocated among stockholders. Furthermore, some types of tax-exempt entities, including, without limitation, voluntary employee benefit associations and entities that have borrowed funds to acquire their shares of our common stock, may be required to treat a portion of or all of the dividends they may receive from us as unrelated business taxable income. We also invest in equity securities of other REITs. If we were to receive excess inclusion income from another REIT, we may be required to distribute the excess inclusion income to our shareholders, which may result in the recognition of unrelated business taxable income.

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Our charter does not permit ownership of over 9.8% of our common or preferred stock and attempts to acquire our common or preferred stock in excess of the 9.8% limit are void without prior approval from our board of directors.

   For the purpose of preserving our REIT qualification and for other reasons, our charter prohibits direct or constructive ownership by any person of more than 9.8% of the lesser of the total number or value of the outstanding shares of our common stock or more than 9.8% of the outstanding shares of our preferred stock. Our charter's constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of the outstanding stock, and thus be subject to our charter's ownership limit. Any attempt to own or transfer shares of our common or preferred stock in excess of the ownership limit without the consent of the board of directors shall be void, and will result in the shares being transferred by operation of law to a charitable trust. Our board of directors has granted Lloyd McAdams, our Chairman and Chief Executive Officer, and his family members an exemption from the 9.8% ownership limitation as set forth in our charter documents. This exemption permits Mr. McAdams, Heather Baines and Joseph E. McAdams collectively to hold up to 19% of our outstanding shares.

Because provisions contained in Maryland law, our charter and our bylaws may have an anti-takeover effect, investors may be prevented from receiving a "control premium" for their shares.

   Provisions contained in our charter and bylaws, as well as Maryland corporate law, may have anti-takeover effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a "control premium" for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:

  . Ownership limit. The ownership limit in our charter limits related investors, including, among other things, any voting group, from acquiring over 9.8% of our common stock without our permission.

  . Preferred stock. Our charter authorizes our board of directors to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval.

  . Maryland business combination statute. Maryland law restricts the ability of holders of more than 10% of the voting power of a corporation's shares to engage in a business combination with the corporation. See page 41 for a description of these provisions.

  . Maryland control share acquisition statute. Maryland law limits the voting rights of "control shares" of a corporation in the event of a "control share acquisition." See page 42 for a description of these provisions.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend distributions, may adversely affect the market price of our common stock.

   In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings by us may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, would have a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

                MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

   Our stock began trading on March 17, 1998 on the American Stock Exchange and is traded under the symbol "ANH". As of September 30, 2001, we had 2,397,359 shares of common stock outstanding which were held by 17 holders of record. The last reported sale price of our common stock on December 17, 2001 was $8.20 per share. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock.

                                           1999        2000           2001
                                        ----------- ----------- --------------
                                        High   Low  High   Low  High      Low
                                        ----- ----- ----- ----- -----    -----
First Quarter.......................... $5.00 $3.75 $4.69 $4.00 $5.35    $3.94
Second Quarter......................... $5.00 $4.13 $4.50 $4.13 $6.90    $4.60
Third Quarter.......................... $5.50 $4.50 $5.06 $4.13 $8.08    $6.35
Fourth Quarter......................... $5.50 $4.44 $5.00 $3.88 $9.85(1) $6.60(1)

--------
(1) For the period from October 1, 2001 through December 17, 2001.

   We pay cash dividends on a quarterly basis. The following table lists the cash dividends declared on each share of our common stock for our most recent 16 fiscal quarters. The dividends listed below were based primarily on the board of directors' evaluation of earnings for each listed quarter and were declared on the date indicated.

                                              Cash Dividends   Date Dividend
                                                Per Share        Declared
                                              -------------- ------------------
1998
  First Quarter ended March 31, 1998.........        --             (1)
  Second Quarter ended June 30, 1998.........     $0.15        June 19, 1998
  Third Quarter ended September 30, 1998.....     $0.10      September 28, 1998
  Fourth Quarter ended December 31, 1998.....     $0.12      December 17, 1998

1999
  First Quarter ended March 31, 1999.........     $0.12        March 17, 1999
  Second Quarter ended June 30, 1999.........     $0.13        June 17, 1999
  Third Quarter ended September 30, 1999.....     $0.14      September 20, 1999
  Fourth Quarter ended December 31, 1999.....     $0.14      December 17, 1999

2000
  First Quarter ended March 31, 2000.........     $0.15        March 21, 2000
  Second Quarter ended June 30, 2000.........     $0.15        June 21, 2000
  Third Quarter ended September 30, 2000 (2).     $0.10       October 13, 2000
  Fourth Quarter ended December 31, 2000.....     $0.11       January 19, 2001

2001
  First Quarter ended March 31, 2001.........     $0.20        April 20, 2001
  Second Quarter ended June 30, 2001.........     $0.24        July 23, 2001
  Third Quarter ended September 30, 2001 (3).     $0.54       October 15, 2001
  Fourth Quarter ended December 31, 2001(4)..     $0.25       October 25, 2001
  Fourth Quarter ended December 31, 2001 (5).     $0.30      December 17, 2001

--------
(1) First quarter 1998 was a partial period consisting of 15 days for which approximately $0.01 per share was earned and no dividend was declared.
(2) On September 26, 2000, our board of directors announced that, beginning with the third quarter of 2000, dividends would generally be declared after each quarter-end rather than during the applicable quarter.
(3) The dividend of $0.54 was based on our retained earnings as of September 30, 2001, of which $0.42 was earned in the third quarter of 2001 and the remaining $0.12 was earned in prior quarters.
(4)On October 15, 2001, our board of directors declared a dividend of $0.25, payable on January 15, 2002, for purposes of year-end REIT compliance requirements.
(5)The dividend of $0.30 is payable on January 22, 2002 to holders of record as of the close of business on December 20, 2001.

   We intend to pay quarterly dividends and to make distributions to our stockholders of all or substantially all of our taxable income each year, subject to some adjustments, so as to qualify for the tax benefits accorded to a REIT under the tax code. All distributions will be made by us at the discretion of our board of directors and will depend on our taxable earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time.

                                CAPITALIZATION


   The following table sets forth our actual capitalization at September 30, 2001, and our capitalization as adjusted to give effect to the issuance of 3,500,000 shares of our common stock in this offering at a price of $8.30 per share, assuming that the underwriters do not exercise their over-allotment option.



                                                                   September 30, 2001
                                                                 ----------------------
                                                                 Actual   As Adjusted(1)
                                                                 -------  --------------
                                                                 (amounts in thousands)
Stockholders' Equity:
Preferred stock, par value $0.01 per share; 20,000,000 shares
  authorized; no shares outstanding............................. $    --     $    --
Common stock, par value $0.01 per share; 100,000,000 authorized;
  2,397,359 shares issued and outstanding; 6,397,359 shares
  issued and outstanding, as adjusted...........................      24          64
Additional paid-in capital......................................  19,531      50,156
Retained earnings...............................................   1,310       1,310
Accumulated other comprehensive income (loss) (2)...............   1,315       1,315
Treasury stock..................................................    (229)       (229)
                                                                 -------     -------
   Total stockholders' equity................................... $21,951     $52,616
                                                                 =======     =======

--------

(1)After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters' over-allotment option to purchase up to an additional 525,000 shares of our common stock. Includes the 500,000 shares of our common stock that we will sell at an offering price of $7.78125 per share in a non-underwritten private placement upon the closing of this offering. Does not include 28,407 shares of our common stock issued subsequent to September 30, 2001 pursuant to our Direct Stock Purchase Plan and our Dividend Reinvestment Plan.

(2)Represents unrealized gains (losses) resulting from mark-to-market adjustments on our available for sale securities.

                            SELECTED FINANCIAL DATA

   The selected financial data as of December 31, 2000 and 1999 and the two years in the period ended December 31, 2000 and the period from commencement of operations on March 17, 1998 to December 31, 1998 are derived from our audited financial statements incorporated by reference and included in this prospectus. The selected financial data as of December 31, 1998 are derived from audited financial statements not included in this prospectus. The selected financial data for the three months and nine months ended September 30, 2000 and 2001 are derived from our unaudited financial statements for these periods. You should read these selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited financial statements and notes thereto that are included in this prospectus beginning on page F-1.

                                                                                  Nine Months      Three Months
                                                Period from                          Ended             Ended
                                                March 17 to     Year Ended       September 30,     September 30,
                                                December 31,   December 31,       (unaudited)       (unaudited)
                                                ------------ ----------------  ----------------  ----------------
                                                    1998      1999     2000     2000     2001     2000     2001
                                                ------------ -------  -------  -------  -------  -------  -------
                                                          (amounts in thousands, except per share data)
Statement of Operations Data:
   Days in period..............................       290        365      366      274      273       92       92
   Interest and dividend income................   $ 8,570    $ 9,501  $10,314  $ 7,822  $ 7,639  $ 2,549  $ 2,564
   Interest expense............................    (7,378)    (7,892)  (8,674)  (6,554)  (4,974)  (2,241)  (1,403)
                                                  -------    -------  -------  -------  -------  -------  -------
   Net interest income.........................     1,192      1,609    1,640    1,268    2,665      308    1,161
   Gain on sales...............................        --         --       --       --      318       --      166
   Expenses....................................      (307)      (400)    (379)    (297)    (720)     (99)    (303)
                                                  -------    -------  -------  -------  -------  -------  -------
   Net Income..................................   $   885    $ 1,209  $ 1,261  $   971  $ 2,263  $   209  $ 1,024
                                                  =======    =======  =======  =======  =======  =======  =======
   Basic net income per average share..........   $  0.38    $  0.53  $  0.54  $  0.42  $  0.95  $  0.09  $  0.42
   Diluted net income per average share........   $  0.38    $  0.53  $  0.54  $  0.42  $  0.95  $  0.09  $  0.42
   Dividends declared per share (1)............   $  0.37    $  0.53  $  0.51  $  0.40  $  0.98  $  0.10  $  0.54
   Weighted average common shares outstanding..     2,316      2,290    2,331    2,326    2,381    2,338    2,423

                                                                     At September 30,
                                               At December 31,          (unaudited)
                                         --------------------------- -----------------
                                           1998      1999     2000     2000     2001
                                         --------  -------- -------- -------- --------
                                         (amounts in thousands, except per share data)
Balance Sheet Data:
   Mortgage-backed securities, net...... $184,245  $161,488 $134,889 $140,494 $210,159
   Total assets......................... $199,458  $167,144 $141,834 $144,771 $223,681
   Repurchase agreements................ $170,033  $147,690 $121,891 $126,524 $179,567
   Total liabilities.................... $182,216  $150,612 $123,633 $127,703 $201,730
   Stockholders' equity................. $ 17,242  $ 16,532 $ 18,201 $ 17,068 $ 21,951
   Number of common shares outstanding..    2,328     2,307    2,350    2,342    2,397
   Book value per share................. $   7.41  $   7.17 $   7.75 $   7.29 $   9.16

                                                                                                                 Three Months
                                                              Period from                       Nine Months          Ended
                                                              March 17 to     Year Ended      Ended September    September 30,
                                                              December 31,   December 31,     30, (unaudited)     (unaudited)
                                                              ------------ ----------------- ----------------- -----------------
                                                                  1998       1999     2000     2000     2001     2000     2001
                                                              ------------ -------- -------- -------- -------- -------- --------
                                                                                (dollar amounts in thousands)
Other Data (unaudited):
   Average earnings assets...................................   $181,445   $163,167 $152,289 $155,885 $153,423 $148,340 $160,350
   Average borrowings........................................   $165,496   $149,372 $135,631 $138,458 $137,956 $131,880 $145,316
   Average equity (2)........................................   $ 19,060   $ 18,931 $ 19,154 $ 19,122 $ 19,848 $ 19,185 $ 20,206
   Yield on interest earning assets (3)(4)...................      5.94%      5.82%    6.77%    6.69%    6.64%    6.87%    6.40%
   Cost of funds on interest bearing liabilities (4).........      5.61%      5.28%    6.40%    6.31%    4.81%    6.89%    3.86%
Annualized Financial Ratios (unaudited) (2)(5):
   Net interest margin (net interest income/average assets)..      0.83%      0.99%    1.08%    1.10%    2.32%    0.83%    2.89%
   G&A expenses as a percentage of average assets (6)........      0.21%      0.24%    0.25%    0.25%    0.35%    0.27%    0.32%
   Return on average assets (6)..............................      0.61%      0.74%    0.83%    0.83%    2.24%    0.56%    2.99%
   Return on average equity (6)..............................      5.84%      6.38%    6.58%    6.77%   15.20%    4.36%   20.27%

--------
(1) On September 26, 2000, our board of directors announced that, beginning with the third quarter of 2000, dividends would be declared after each quarter-end rather than during the applicable quarter.
(2) Average equity excludes fair value adjustment for mortgage-backed securities.
(3) Excludes gain on sale of $166,000 and $318,000, respectively, for the three months and nine months ended September 30, 2001.
(4) Annualized.
(5) Each ratio for 1998 has been computed by annualizing the results for the 290-day period ended December 31, 1998. Each ratio for the nine months and three months ended September 30, 2000 has been computed by annualizing the results for the 274 days and 92 days in those respective periods. Each ratio for the nine months and three months ended September 30, 2001 has been computed by annualizing the results for the 273 and 92 days in those respective periods.
(6) Excludes incentive fees paid to our management company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

General

   We were formed in October 1997 to invest primarily in mortgage-related assets, including mortgage pass-through certificates, collateralized mortgage obligations, mortgage loans and other securities representing interests in, or obligations backed by, pools of mortgage loans which can be readily financed. We commenced operations on March 17, 1998 upon the closing of our initial public offering. Our principal business objective is to generate net income for distribution to stockholders based upon the spread between the interest income on our mortgage-backed securities and the costs of borrowing to finance our acquisition of mortgage-backed securities.

   Over the past several months, the dramatic decline in the general level of interest rates has had a materially positive impact on our financial results. As a result of the interest rate reductions by the Federal Reserve Board, the one-month treasury bill has declined from 5.37% as of December 31, 2000 to 2.28% as of September 30, 2001. This decline has reduced the rates at which we borrow funds to finance our portfolio holdings. Our cost of financing has declined from 6.76% for the quarter ended December 31, 2000 to 3.86% for the quarter ended September 30, 2001. This contrasts significantly with the much less substantial decline of our asset yield from 7.05% for the quarter ended December 31, 2000 to 6.40% for the quarter ended September 30, 2001.

   We are organized for tax purposes as a REIT. Accordingly, we generally distribute substantially all of our earnings to stockholders without paying federal or state income tax at the corporate level on the distributed earnings. As of September 30, 2001, our qualified REIT assets (real estate assets, as defined in the tax code, cash and cash items and government securities) were greater than 90% of our total assets, as compared to the tax code requirement that at least 75% of our total assets must be qualified REIT assets. Greater than 99% of our 2001 revenue to date qualifies for both the 75% source of income test and the 95% source of income test under the REIT rules. We believe we met all REIT requirements regarding the ownership of our common stock and the distributions of our net income. Therefore, we believe that we continue to qualify as a REIT under the provisions of the tax code.

Results of Operations

   Three Months Ended September 30, 2001 Compared to September 30, 2000

   For the quarter ended September 30, 2001, our net income was $1,024,000, or $0.42 per diluted share based on an average of 2,423,000 shares outstanding. Net interest income for this quarter totaled $1,161,000 compared to $308,000 for the quarter ended September 30, 2000. Net interest income is comprised of the interest income earned on mortgage investments, net of premium amortization, less interest expense from borrowings. For the quarter ended September 30, 2000, our net income was $209,000. The increase in our net interest income was due primarily to short-term interest rates paid on our borrowings decreasing more than the interest rates earned on our mortgage-related assets. Also, during the third quarter of 2001, we realized a $166,000 gain on the sale of assets.

   For the quarter ended September 30, 2001, our operating expenses increased to $303,000 from $99,000 for the quarter ended September 30, 2000. This increase was due primarily to an increase in the incentive compensation earned by our management company as a result of our improved financial performance.

   Our adjusted return on average equity, excluding incentive management fees and gain or loss on sales, was 5.11%, or 22.05% on an annualized compounded basis, for the quarter ended September 30, 2001 compared to 1.09%, or 4.43% annualized, for the quarter ended September 30, 2000. The table below shows the components of return on average equity:

                                      Net
                                    Interest     G&A          Net
                                    Income/  Expense(2)/ Income(2)(3)/
                                     Equity    Equity       Equity
         For the Quarter Ended (1): -------- ----------- -------------
          September 30, 2001.......  5.75%      0.64%        5.11%
          June 30, 2001............  4.39%      0.85%        3.55%
          March 31, 2001...........  3.24%      0.54%        2.70%
          December 31, 2000........  1.93%      0.43%        1.50%
          September 30, 2000.......  1.61%      0.52%        1.09%
          June 30, 2000............  2.43%      0.50%        1.93%
          March 31, 2000...........  2.59%      0.53%        2.06%

--------
(1)Average equity excludes unrealized gain (loss) on available for sale mortgage-backed securities.
(2)Excludes incentive fees paid to our management company.
(3)Excludes gain on sale of $71,000 for the quarter ended March 31, 2001, $81,000 for the quarter ended June 30, 2001 and $166,000 for the quarter ended September 30, 2001.

   The table below shows our average daily balances of cash equivalents and mortgage-related assets, the yields earned on each type of earning assets, the yield on average daily earning assets and interest income.

                                                                  Annualized
                                                                   Yield on
                                    Average                        Average   Annualized
                                     Daily            Annualized    Daily     Yield on
                                   Amortized Average   Yield on   Amortized   Average   Dividend
                         Average    Cost of   Daily     Average    Cost of     Daily      and
                       Daily Cash  Mortgage  Earning  Daily Cash   Mortgage   Earning   Interest
                       Equivalents  Assets   Assets   Equivalents   Assets     Assets    Income
                       ----------- --------- -------- ----------- ---------- ---------- --------
For the quarter ended:                          (dollars in thousands)
  September 30, 2001..   $4,045    $156,305  $160,350    3.31%       6.48%      6.40%    $2,564
  June 30, 2001.......   $4,706    $148,362  $153,069    4.14%       6.66%      6.58%    $2,518
  March 31, 2001......   $3,542    $143,408  $146,951    5.39%       7.00%      6.96%    $2,556
  December 31, 2000...   $1,912    $139,590  $141,502    5.86%       7.06%      7.05%    $2,493
  September 30, 2000..   $2,075    $146,265  $148,340    6.60%       6.88%      6.87%    $2,549
  June 30, 2000.......   $2,186    $154,130  $156,317    6.30%       6.78%      6.77%    $2,646
  March 31, 2000......   $2,316    $160,684  $163,000    4.86%       6.47%      6.45%    $2,627

   The table below shows our average daily-borrowed funds and average daily cost of funds as compared to average one- and average three-month LIBOR:

                                                                            Average     Average     Average
                                                                           One-month    Cost of     Cost of
                                                                             LIBOR       Funds       Funds
                       Average           Annualized                       Relative to Relative to Relative to
                        Daily             Average    Average    Average     Average     Average     Average
                       Borrowed Interest Daily Cost One-Month Three-Month Three-month  One-month  Three-month
                        Funds   Expense   of Funds    LIBOR      LIBOR       LIBOR       LIBOR       LIBOR
                       -------- -------- ---------- --------- ----------- ----------- ----------- -----------
For the quarter ended:                                 (dollars in thousands)
  September 30, 2001.. $145,316  $1,403     3.86%     3.55%      3.46%        0.09%       0.31%       0.40%
  June 30, 2001....... $138,275  $1,650     4.84%     4.27%      4.17%        0.10%       0.57%       0.67%
  March 31, 2001...... $130,279  $1,921     5.98%     5.47%      5.29%        0.18%       0.51%       0.69%
  December 31, 2000... $127,150  $2,120     6.76%     6.64%      6.67%       (0.03)%      0.12%       0.09%
  September 30, 2000.. $131,880  $2,240     6.89%     6.62%      6.70%       (0.08)%      0.17%       0.19%
  June 30, 2000....... $138,799  $2,181     6.37%     6.47%      6.65%       (0.18)%     (0.10)%     (0.28)%
  March 31, 2000...... $144,696  $2,132     5.98%     5.93%      6.12%       (0.19)%     (0.05)%     (0.14)%

   In general, our operating margin can be estimated from the tables above by comparing the yield on average daily amortized cost of mortgage assets to the average daily cost of funds. The table below summarizes this operating margin:

                                    Annualized
                                 Yield on Average Annualized
                                 Daily Amortized   Average    Average
                                     Cost of      Daily Cost Operating
                                 Mortgage Assets   of Funds   Margin
          For the quarter ended: ---------------- ---------- ---------
            September 30, 2001..       6.48%         3.86%      2.62%
            June 30, 2001.......       6.66%         4.84%      1.82%
            March 31, 2001......       7.00%         5.98%      1.02%
            December 31, 2000...       7.06%         6.76%      0.30%
            September 30, 2000..       6.88%         6.89%     (0.01)%
            June 30, 2000.......       6.78%         6.37%      0.41%
            March 31, 2000......       6.47%         5.98%      0.49%

   We pay our management company an annual base management fee, generally based on average net invested assets, as defined in the management agreement, payable monthly in arrears as follows: 1% of the first $300 million of average net invested assets, plus 0.8% of the portion above $300 million.

   In order for our management company to earn an incentive fee, the rate of return on stockholders' investment, as defined in the management agreement, must exceed the average ten-year U.S. Treasury rate during the quarter plus 1%. During the third quarter of 2001, our management company earned $174,000 in incentive fees. During the third quarter of 2001, our return on stockholder's investment, excluding incentive fees, was 5.45% or, on an annualized basis, 21.81%. The ten-year U.S. Treasury rate for the corresponding period was 4.99%.

   The following table shows annualized operating expenses as a percent of total assets:

                                  Management
                                 Fee & Other  Incentive   Total G&A
                                  Expenses/   Fee/Total Expenses/Total
                                 Total Assets  Assets       Assets
          For the quarter ended: ------------ --------- --------------
            September 30, 2001..     0.23%      0.31%        0.54%
            June 30, 2001.......     0.41%      0.21%        0.62%
            March 31, 2001......     0.26%      0.14%        0.40%
            December 31, 2000...     0.23%        --%        0.23%
            September 30, 2000..     0.27%        --%        0.27%
            June 30, 2000.......     0.25%        --%        0.25%
            March 31, 2000......     0.25%        --%        0.25%

   Nine Months Ended September 30, 2001 Compared to September 30, 2000

   For the nine months ended September 30, 2001, our net income was $2,263,000, or $0.95 per diluted share, based on an average of 2,423,000 shares outstanding, compared to $971,000 for the nine months ended September 30, 2000. Net interest income for this nine-month period totaled $2,665,000 compared to $1,268,000 for the nine months ended September 30, 2000. Net interest income is comprised of the interest income earned on mortgage investments, net of premium amortization, less interest expense from borrowings. The increase in our net interest income was due primarily to short-term interest rates paid on our borrowings decreasing more than the interest rates of our mortgage-related assets. Also, during the first nine months of 2001, we realized a gain on the sale of assets of $318,000.

   For the nine months ended September 30, 2001, our operating expenses increased to $720,000 from $297,000 for the nine months ended September 30, 2000. This increase was due primarily to a $318,000 incentive management fee for the nine months ended September 30, 2001 compared to $1,000 for the nine months ended September 30, 2000 and increases in other operating expenses for the nine months ended September 30, 2001. The increase in other operating expenses was due primarily to an increase in compensation expenses associated with our 1997 Stock Option and Awards Plan.

   Our adjusted return on average equity, excluding incentive management fees and gain or loss on sales, was 11.40%, or 15.20% on an annualized compounded basis, for the nine months ended September 30, 2001, compared to 5.08%, or 6.77% on an annualized basis, for the nine months ended September 30, 2000. The table below shows the components of return on average equity:

                                                 Annualized   Annualized
                                    Annualized       G&A          Net
                                   Net Interest  Expense(2)/ Income(2)(3)/
                                   Income/Equity   Equity       Equity
                                   ------------- ----------- -------------
     For the nine months ended:(1)
       September 30, 2001.........     17.90%       2.70%        15.20%
       September 30, 2000.........      8.84%       2.07%         6.77%

--------
(1) Average equity excludes unrealized gain (loss) on available for sale securities.
(2) Excludes incentive fees paid to our management company.
(3) Excludes gain on sale of $318,000 for the nine months ended September 30, 2001.

   The table below shows our average daily balances of cash equivalents and mortgage assets, the yields earned on each type of earning assets, the yield on average daily earning assets and interest income.

                                        Average                         Annualized
                                         Daily            Annualized     Yield on
                                       Amortized Average   Yield on    Average Daily    Annualized   Dividend
                             Average    Cost of   Daily     Average      Amortized       Yield on      and
                           Daily Cash  Mortgage  Earning  Daily Cash      Cost of     Average Daily  Interest
                           Equivalents  Assets   Assets   Equivalents Mortgage Assets Earning Assets  Income
                           ----------- --------- -------- ----------- --------------- -------------- --------
                                                         (dollars in thousands)
For the nine months ended:
  September 30, 2001......   $4,098    $149,325  $153,423    4.23%         6.70%           6.64%      $7,639
  September 30, 2000......   $2,192    $153,693  $155,885    5.89%         6.70%           6.69%      $7,822

   The table below shows our average daily-borrowed funds and average daily cost of funds as compared to average one- and average three-month LIBOR:

                                                                                Average     Average     Average
                                                                               One-month    Cost of     Cost of
                                                                                 LIBOR       Funds       Funds
                           Average           Annualized                       Relative to Relative to Relative to
                            Daily             Average    Average    Average     Average     Average     Average
                           Borrowed Interest Daily Cost One-Month Three-Month Three-month  One-month  Three-month
                            Funds   Expense   of Funds    LIBOR      LIBOR       LIBOR       LIBOR       LIBOR
                           -------- -------- ---------- --------- ----------- ----------- ----------- -----------
                                                           (dollars in thousands)
For the nine months ended:
  September 30, 2001...... $137,956  $4,974     4.81%     4.45%      4.33%        0.12%       0.36%       0.48%
  September 30, 2000...... $138,458  $6,554     6.31%     6.33%      6.48%       (0.15)%     (0.02)%     (0.17)%

   For the nine months ended September 30, 2001, the yield on our average daily earning assets, including the impact of the amortized premiums and discounts, was 6.64%. Our weighted average cost of funds at September 30, 2001 was 3.45%.

   In general, our operating margin can be estimated from the tables above by comparing the yield on average daily amortized cost of mortgage assets to the average daily cost of funds. The table below summarizes this operating margin:

                                    Annualized
                                 Yield on Average
                                 Daily Amortized   Annualized    Average
                                     Cost of      Average Daily Operating
                                 Mortgage Assets  Cost of Funds  Margin
                                 ---------------- ------------- ---------
      For the nine months ended:
        September 30, 2001......       6.70%          4.81%       1.89%
        September 30, 2000......       6.70%          6.31%       0.39%

   During the first nine months of 2001, our management company earned $318,000 in incentive fees. During the first nine months of 2001, our return on stockholder's investment, excluding incentive management fees, was 11.97% or, on an annualized compounded basis, 15.95%. The ten-year U.S. Treasury rate for the corresponding period was 5.11%.

   The following table shows annualized operating expenses as a percent of total assets:

                                                                   Total G&A
                            Management Fee & Other Incentive Fee/  Expenses/
                            Expenses/ Total Assets  Total Assets  Total Assets
                            ---------------------- -------------- ------------
 For the nine months ended:
   September 30, 2001......          0.24%              0.19%         0.43%
   September 30, 2000......          0.27%              0.00%         0.27%

   Year Ended December 31, 2000 Compared to 1999

   For the year ended December 31, 2000, our net income was $1,261,000, or $0.54 per share (basic and diluted), based on an average of 2,330,987 shares outstanding. Net interest income for that year totaled $1,640,000. Net interest income is comprised of the interest income earned on mortgage investments less interest expense from borrowings. During the year ended December 31, 2000, we incurred general and administrative expenses of $379,000, consisting of operating expense of $211,000, a base management fee of $167,000 and no incentive management fee.

   By comparison, our net income was $1,209,000 for the year ended December 31, 1999, our first full year of operation. The increase in our profitability in 2000 over 1999 was due to an increase in interest income, which rose faster than interest expense due to the continued slowing of prepayment of our mortgage assets in 2000, a trend which began in 1999. In addition, our operating expenses decreased by $21,000.

   Our annual return on average equity was 6.58% for the year ended December 31, 2000. This return compares favorably to the 1999 figure of 6.38%.

   For the year ended December 31, 2000, the yield on our total assets, including the impact of the amortization of premiums and discounts, was 6.77%. For 1999, this figure was 5.82%. Our weighted average cost of funds for the year ended December 31, 2000, was 6.40% compared to 5.28% for the year ended December 31, 1999.

   During the year ended December 31, 2000, our annualized return on common equity was 6.58%. The ten-year U.S. Treasury rate for the corresponding period was 6.03%, which would dictate a 7.03% hurdle rate. As a result, our management company earned no incentive fee for the year ended December 31, 2000. In 1999, our management company earned no incentive fee.

   Year Ended December 31, 1999 Compared to the Period from March 17, 1998 to December 31, 1998

   For the year ended December 31, 1999, our net income was $1,209,000, or $0.53 per share (basic and diluted), based on an average of 2,289,790 shares outstanding. Net interest income for that year totaled $1,609,000. Net interest income is comprised of the interest income earned on mortgage investments less interest expense from borrowings. During the year ended December 31, 1999, we incurred general and administrative expenses of $400,000, consisting of operating expense of $225,000, a base management fee of $175,000 and no incentive management fee.

   By comparison, our net income was $885,000 during our initial 290-day period of operation in 1998. On an annualized basis, our 1998 net income was $1,114,000. The primary reason for the increase in our profitability in 1999 over 1998 was the relatively stable interest rate environment resulting in decreased refinancing activity which in turn led to slower prepayments of our mortgage assets.

   Our annual return on average equity was 6.38% for the year ended December 31, 1999. This return compares favorably to the 1998 figure of 5.84%.

   For the year ended December 31, 1999, the yield on our total assets, including the impact of the amortization of premiums and discounts, was 5.82%. For 1998, this figure was 5.94% on an annualized basis. Our weighted average cost of funds for the year ended December 31, 1999, was 5.28% compared to 5.61% for the period ended December 31, 1998.

   Beginning in 1999, the incentive fee became subject to an annual reconciliation so that the incentive fee is based on our management company's performance for a calendar year rather than a quarter-by-quarter basis. During the year ended December 31, 1999, our annualized return on common equity was 6.38%. The ten-year U.S. Treasury rate for the corresponding period was 5.63%, which would dictate a 6.63% hurdle rate. As a result, our management company earned no performance fee for the year ended December 31, 1999. In 1998, our management company earned $2,000 of incentive management fee. The incentive management fee for 1998 was calculated on a quarterly basis because 1998 was not a full operating year.

   The table below shows the annualized components of return on average equity(1):

                                         Net
                                       Interest     G&A       Net
                                       Income/  Expense(2)/ Income/
                                        Equity    Equity    Equity
                                       -------- ----------- -------
For the year ended December 31, 2000..   8.56%     1.98%     6.58%
For the year ended December 31, 1999..   8.49%     2.11%     6.38%
For the period ended December 31, 1998   7.86%     2.02%     5.84%

--------
(1)Average equity excludes unrealized gain (loss) on available for sale securities.
(2)Excludes incentive fees paid to our management company.

   The table below shows our average balances of cash equivalents and mortgage assets, the annualized yields earned on each type of earning assets, the yield on average earning assets and interest income:

                                                                                  Yield on
                                                    Average                        Average   Yield
                                                   Amortized           Yield on   Amortized   on    Dividend
                                         Average    Cost of  Average    Average    Cost of  Average   and
                                          Cash     Mortgage  Earning     Cash     Mortgage  Earning Interest
                                       Equivalents  Assets   Assets   Equivalents  Assets   Assets   Income
                                       ----------- --------- -------- ----------- --------- ------- --------
                                                              (dollars in thousands)
For the year ended December 31, 2000..   $2,122    $150,167  $152,289    5.88%      6.79%    6.77%  $10,314
For the year ended December 31, 1999..   $6,452    $156,715  $163,167    4.99%      5.86%    5.82%  $ 9,501
For the period ended December 31, 1998   $6,647    $174,798  $181,445    5.65%      6.04%    5.94%  $ 8,570

   The table below shows our average borrowed funds and annualized average cost of funds as compared to average one- and average three-month LIBOR:

                                                                                  Average
                                                                                    One-   Average  Average
                                                                                   month   Cost of  Cost of
                                                                                   LIBOR    Funds    Funds
                                                                                  Relative Relative Relative
                                                                                     to       to       to
                                                                  Average Average Average  Average  Average
                                        Average           Average  One-   Three-   Three-    One-    Three-
                                        Borrowed Interest Cost of  Month   Month   month    month    month
                                         Funds   Expense   Funds   LIBOR   LIBOR   LIBOR    LIBOR    LIBOR
                                        -------- -------- ------- ------- ------- -------- -------- --------
                                                               (dollars in thousands)
For the year ended
 December 31, 2000..................... $135,631  $8,674   6.40%   6.42%   6.54%   (0.12)%  (0.02)%  (0.14)%
For the year ended
 December 31, 1999..................... $149,372  $7,892   5.28%   5.25%   5.42%   (0.17)%   0.03%   (0.14)%
For the period ended
 December 31, 1998..................... $165,496  $7,378   5.61%   5.55%   5.54%    0.01%    0.06%    0.07%

   The following table shows operating expenses as a percent of total assets:

                                               Management Fee &                      Total G&A
                                                     Other         Performance Fee/  Expenses/
                                             Expenses Total Assets   Total Assets   Total Assets
                                             --------------------- ---------------- ------------
For the year ended December 31, 2000........         0.23%               -- %           0.23%
For the year ended December 31, 1999........         0.24%               -- %           0.24%
For the period ended December 31, 1998......         0.21%               -- %           0.21%

Quarterly Results of Operation

   The following data was derived from unaudited consolidated financial information for each of the eleven quarters ending March 31, 1999 through September 30, 2001. These data have been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                               For the Three Months Ended
                                        -------------------------------------------------------------------------------------
                                        March 31, June 30, Sept. 30, Dec. 31, March 31, June 30, Sept. 30, Dec. 31, March 31,
                                          1999      1999     1999      1999     2000      2000     2000      2000     2001
                                        --------- -------- --------- -------- --------- -------- --------- -------- ---------
Statement of Operations Data:                                   (amounts in thousands, except per share data)
Interest and dividend income...........  $ 2,404  $ 2,211   $ 2,349  $ 2,537   $ 2,627  $ 2,646   $ 2,549  $ 2,493   $ 2,556
Interest expense.......................   (2,036)  (1,816)   (1,921)  (2,119)   (2,132)  (2,181)   (2,241)  (2,120)   (1,921)
                                         -------  -------   -------  -------   -------  -------   -------  -------   -------
Net interest income....................      368      395       428      418       495      465       308      373       635
Gain on sales..........................       --       --        --       --        --       --        --       --        71
Expenses...............................      (90)     (94)     (114)    (102)     (101)     (97)      (99)     (83)     (162)
                                         -------  -------   -------  -------   -------  -------   -------  -------   -------
Net Income.............................  $   278  $   301   $   314  $   316   $   394  $   368   $   209  $   290   $   544
                                         =======  =======   =======  =======   =======  =======   =======  =======   =======
Basic earnings per share...............  $  0.12  $  0.13   $  0.14  $  0.14   $  0.17  $  0.16   $  0.09  $  0.12   $  0.23
Diluted earnings per share.............  $  0.12  $  0.13   $  0.14  $  0.14   $  0.17  $  0.16   $  0.09  $  0.12   $  0.23
Dividends per share....................  $  0.12  $  0.13   $  0.14  $  0.14   $  0.15  $  0.15   $  0.10  $  0.11   $  0.20
Weighted average common shares
 outstanding...........................    2,320    2,279     2,278    2,283     2,314    2,326     2,338    2,346     2,354


                                        June 30, Sept. 30,
                                          2001     2001
                                        -------- ---------
Statement of Operations Data:
Interest and dividend income........... $ 2,518   $ 2,564
Interest expense.......................  (1,650)   (1,403)
                                        -------   -------
Net interest income....................     868     1,161
Gain on sales..........................      81       166
Expenses...............................    (255)     (303)
                                        -------   -------
Net Income............................. $   694   $ 1,024
                                        =======   =======
Basic earnings per share............... $  0.29   $  0.43
Diluted earnings per share............. $  0.29   $  0.42
Dividends per share.................... $  0.24   $  0.54
Weighted average common shares
 outstanding...........................   2,368     2,423

Financial Condition

   At September 30, 2001, we held total assets of $224 million, consisting of $175 million of adjustable-rate mortgage-backed securities, $35 million of fixed-rate mortgage-backed securities and $1.7 million of preferred stock issued by REITs. This balance sheet size represents an approximate 58% increase over our balance sheet size at December 31, 2000. At September 30, 2001, we were well within our asset allocation guidelines, with 94% of total assets consisting of mortgage-backed securities guaranteed by an agency of the United States government such as Fannie Mae or Freddie Mac. Of the adjustable-rate mortgage-backed securities owned by us, 59% were adjustable-rate pass-through certificates that reset at least once a year. The remaining 41% were 3/1 and 5/1 hybrid adjustable-rate mortgage-backed securities. Hybrid adjustable-rate mortgage-backed securities have an initial interest rate that is fixed for a certain period, usually three to five years, and then adjust annually for the remainder of the term of the loan.

   The following table presents a schedule of mortgage-backed securities owned at September 30, 2001 and December 31, 2000, classified by type of issuer:

                                             At September 30, 2001 At December 31, 2000
                                             --------------------- --------------------
                                               Fair     Portfolio    Fair    Portfolio
                                               Value    Percentage   Value   Percentage
                                             --------   ---------- --------  ----------
                                                       (dollars in thousands)
Agency
FNMA........................................ $156,869      74.6%   $110,415     81.9%
FHLMC.......................................   53,289      25.4%     23,957     17.8%
Private Placement...........................       --        --%        517      0.4%
                                             --------     -----    --------    -----
   Total Portfolio.......................... $210,159     100.0%   $134,889    100.0%

   The following table classifies our portfolio of mortgage-backed securities owned at September 30, 2001 and December 31, 2000, by type of interest rate index:

                                     At September 30, 2001 At December 31, 2000
                                     --------------------  -------------------
                                       Fair     Portfolio    Fair    Portfolio
                                       Value    Percentage   Value   Percentage
                                     --------   ---------- --------  ----------
                                               (dollars in thousands)
 Index
 One-month LIBOR.................... $    501       0.2%   $  1,249      0.9%
 Six-month LIBOR....................    4,893       2.3%      7,332      5.4%
 One year LIBOR.....................    6,036       2.9%         --       --%
 Six-month Certificate of Deposit...    2,148       1.0%      3,692      2.7%
 One-year Constant Maturity Treasury  157,500      75.0%     97,491     72.3%
 Cost of Funds Index................    4,107       2.0%      4,713      3.5%
 Fixed rate.........................   34,974      16.6%     20,412     15.2%
                                     --------     -----    --------    -----
    Total Portfolio................. $210,159     100.0%   $134,889    100.0%

   Our mortgage-backed securities portfolio had a weighted average yield of 6.86% at September 30, 2001. The weighted average one-month constant prepayment rates of our mortgage-backed securities portfolio were 34%, 26% and 31%, respectively, for the months of July, August and September 2001. At September 30, 2001 the unamortized net premium paid for our mortgage-backed securities was $4.3 million.

   We analyze our mortgage-backed securities and the extent to which prepayments impact the yield of the securities. When actual prepayments exceed expectations, we amortize the premiums paid on mortgage assets over a shorter time period, resulting in a reduced yield to maturity on our mortgage assets. Conversely, if actual prepayments are less than the assumed constant prepayment rate, the premium would be amortized over a longer time period, resulting in a higher yield to maturity. We monitor our prepayment expectations versus our actual prepayment experience on a monthly basis in order to adjust the amortization of the net premium.

   As of September 30, 2001, the fair value of our portfolio of mortgage-related assets classified as available for sale was $1.32 million, or 0.62% greater than the amortized cost of our portfolio.

Hedging

   We have not entered into any hedging agreements to date. As part of our asset/liability management policy, we may enter into hedging agreements such as interest rate caps, floors or swaps. These agreements would be entered into to try to reduce interest rate risk and would be designed to provide us with income and capital appreciation in the event of certain changes in interest rates. We review the need for hedging agreements on a regular basis consistent with our capital investment policy.

Liquidity and Capital Resources

   Our primary source of funds consists of repurchase agreements, which totaled $180 million at September 30, 2001. Our other significant source of funds for the quarter ended September 30, 2001 consisted of payments of principal and interest from our mortgage securities portfolio in the amount of $17.1 million. Additionally, as of September 30, 2001, we had raised approximately $600,000 in capital under our dividend reinvestment plan.

   In the future, we expect that our primary sources of funds will consist of borrowed funds under repurchase agreement transactions with one- to twelve-month maturities and of monthly payments of principal and interest on our mortgage-backed securities portfolio. Our liquid assets generally consist of unpledged mortgage-backed securities, cash and cash equivalents.

   Our borrowings had a weighted average interest cost during the quarter ended September 30, 2001 of 3.86% compared with 6.89% for the quarter ended September 30, 2000. As of September 30, 2001, all of our repurchase agreements were fixed-rate term repurchase agreements with original maturities ranging from three months to one year. On September 30, 2001, we had borrowing arrangements with eleven different financial institutions and had borrowed funds under repurchase agreements with eight of these firms. Because we borrow money based on the fair value of our mortgage-backed securities and because increases in short-term interest rates can negatively impact the valuation of mortgage-backed securities, our borrowing ability could be limited and lenders may initiate margin calls in the event short-term interest rates increase or the value of our mortgage-backed securities declines for other reasons. During the quarter ended September 30, 2001, we had adequate cash flow, liquid assets and unpledged collateral with which to meet our margin requirements during the period. Further, we believe we will continue to have sufficient liquidity to meet our future cash requirements from our primary sources of funds for the foreseeable future without needing to sell assets.


   We may raise additional equity dependent upon market conditions and other factors. In that regard, we intend to raise approximately $26.8 million of net proceeds through the issuance of common stock as described in this prospectus.


Stockholders' Equity

   We use available for sale treatment for our mortgage-backed securities. These assets are carried on the balance sheet at fair value rather than historical amortized cost. Based upon such available for sale treatment, our equity base at September 30, 2001 was $21.95 million, or $9.16 per share.

   With our available for sale accounting treatment, unrealized fluctuations in fair values of assets do not impact GAAP income or taxable income but rather are reflected on the balance sheet by changing the carrying value of the asset and reflecting the change in stockholders' equity under "Accumulated other comprehensive income, unrealized gain (loss) on available for sale securities."

   As a result of this mark-to-market accounting treatment, our book value and book value per share are likely to fluctuate far more than if we used historical amortized cost accounting. As a result, comparisons with companies that use historical cost accounting for some or all of their balance sheet may not be meaningful.

   Unrealized changes in the fair value of mortgage-backed securities have one significant and direct effect on our potential earnings and dividends: positive mark-to-market changes will increase our equity base and allow us to increase our borrowing capacity while negative changes will tend to limit borrowing capacity under our capital investment policy. A very large negative change in the net market value of our mortgage-backed securities might reduce our liquidity, requiring us to sell assets with the likely result of realized losses upon sale. "Accumulated other comprehensive income, unrealized gain
(loss) on available for sale securities" was 1.32 million, or 0.62% of the amortized cost of mortgage-backed securities at September 30, 2001.

Quantitative And Qualitative Disclosures About Market Risk

   We seek to manage the interest rate, market value, liquidity, prepayment and credit risks inherent in all financial institutions in a prudent manner designed to insure our longevity while, at the same time, seeking to provide an opportunity for stockholders to realize attractive total rates of return through ownership of our common stock. While we do not seek to avoid risk completely, we do seek, to the best of our ability, to assume risk that can be quantified from historical experience, to actively manage that risk, to earn sufficient compensation to justify taking those risks and to maintain capital levels consistent with the risks we undertake.

   Interest Rate Risk

   We primarily invest in adjustable-rate, hybrid and fixed-rate mortgage-backed securities. Hybrid mortgages are adjustable-rate mortgages that have a fixed interest rate for an initial period of time (typically three years or greater) and then convert to a one-year adjustable-rate for the remaining loan term. Our debt obligations are generally repurchase agreements of limited duration that are periodically refinanced at current market rates.

   Adjustable-rate mortgage-backed assets are typically subject to periodic and lifetime interest rate caps that limit the amount an adjustable-rate mortgage-backed securities' interest rate can change during any given period. Adjustable-rate mortgage securities are also typically subject to a minimum interest rate payable. Our borrowings are not subject to similar restrictions. Hence, in a period of increasing interest rates, interest rates on our borrowings could increase without limitation, while the interest rates on our mortgage-related assets could be limited. This problem would be magnified to the extent we acquire mortgage-backed securities that are not fully indexed. Further, some adjustable-rate mortgage-backed securities may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. These factors could lower our net interest income or cause a net loss during periods of rising interest rates, which would negatively impact our liquidity, net income and our ability to make distributions to stockholders.

   We fund the purchase of a substantial portion of our adjustable-rate mortgage-backed securities with borrowings that have interest rates based on indices and repricing terms similar to, but of somewhat shorter maturities than, the interest rate indices and repricing terms of the mortgage assets. Thus, we anticipate that in most cases the interest rate indices and repricing terms of our mortgage assets and our funding sources will not be identical, thereby creating an interest rate mismatch between assets and liabilities. During periods of changing interest rates, such interest rate mismatches could negatively impact our net income, dividend yield and the market price of our common stock.

   Most of our adjustable-rate assets are based on the one-year constant maturity treasury rate and our debt obligations are generally based on LIBOR. These indices generally move in parallel, but there can be no assurance that this will continue to occur.

   Our adjustable-rate mortgage-backed securities and debt obligations reset at various different dates for the specific asset or obligation. In general, the repricing of our debt obligations occurs more quickly than on our assets. Therefore, on average, our cost of funds may rise or fall more quickly than does our earnings rate on the assets.

   Further, our net income may vary somewhat as the spread between one-month interest rates and six- and twelve-month interest rates varies.

   As of September 30, 2001, our mortgage-backed securities and debt obligations will prospectively reprice based on the following time frames:

                                                           Assets               Debt Obligations
                                                  ------------------------  ------------------------
                                                           Percent of Total          Percent of Total
                                                   Amount    Investments     Amount    Investments
                                                  -------- ---------------- -------- ----------------
        Investment Type/Rate Reset Dates                        (dollars in thousands)
Fixed-Rate Investments........................... $ 34,974       16.6%      $     --         --%

Adjustable Rate Investments/ Obligations:
Less than 3 months...............................    2,665        1.3%       112,860       63.0%
Greater than 3 months and less than 1 year.......  102,157       48.6%        66,707       37.0%
Greater than 1 year and less than 2 years........   11,260        5.4%            --         --%
Greater than 2 years and less than 3 years.......   46,234       22.0%            --         --%
Greater than 3 years and less than 5 years.......   12,869        6.2%            --         --%
                                                  --------      -----       --------      -----
   Total......................................... $210,159      100.0%      $179,567      100.0%

   Market Value Risk

   Substantially all of our mortgage-backed securities and equity securities are classified as available for sale assets. As such, they are reflected at fair value (i.e., market value) with the adjustment to fair value reflected as part of accumulated other comprehensive income that is included in the equity section of our balance sheet. The market value of our assets can fluctuate due to changes in interest rates and other factors.

   Liquidity Risk

   Our primary liquidity risk arises from financing long-maturity mortgage-backed securities with short-term debt. The interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. For example, at September 30, 2001, our adjustable-rate mortgage-backed securities had a weighted average term to next rate adjustment of approximately 18 months, while our borrowings had a weighted average term to next rate adjustment of 68 days. Accordingly, in a period of rising interest rates, our borrowing costs will usually increase faster than our interest earnings from mortgage-backed securities. As a result, we could experience a decrease in net income or a net loss during these periods. Our assets that are pledged to secure short-term borrowings are high-quality, liquid assets. As a result, we have not had difficulty rolling over our short-term debt as it matures. There can be no assurance that we will always be able to roll over our short-term debt. We had no long-term debt at September 30, 2001.

   At September 30, 2001, we had unrestricted cash of $140,000 available to meet margin calls on short-term debt that could be caused by asset value declines or changes in lender collateralization requirements. Such unrestricted cash is approximately 0.08% of our short-term debt.

   Prepayment Risk

   Prepayments are the full or partial repayment of principal prior to the original term to maturity of a mortgage loan and typically occur due to refinancing of mortgage loans. Prepayment rates on mortgage-related securities vary from time to time and may cause changes in the amount of our net interest income. Prepayments of adjustable-rate mortgage loans usually can be expected to increase when mortgage interest rates fall below the then-current interest rates on such loans and decrease when mortgage interest rates exceed the then-current interest rate on such loans, although such effects are not predictable. Prepayment experience also may be affected by the conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans underlying mortgage-backed securities. The purchase prices of mortgage-backed securities are generally based upon assumptions regarding the expected amounts and rates of prepayments. Where slow prepayment assumptions are made, we may pay a premium for mortgage-backed securities. To the extent such assumptions differ from the actual amounts of prepayments, we could experience reduced earnings or losses. The total prepayment of any mortgage-backed securities purchased at a premium by us would result in the immediate write-off of any remaining capitalized premium amount and a reduction of our net interest income by such amount. Finally, in the event that we are unable to acquire new mortgage-backed securities to replace the prepaid mortgage-backed securities, our financial condition, cash flows and results of operations could be harmed.

   We often purchase mortgage-backed securities that have a higher interest rate than the market interest rate at the time. In exchange for this higher interest rate, we must pay a premium over par value to acquire these securities. In accordance with accounting rules, we amortize this premium over the term of the mortgage-backed security. As we receive repayments of mortgage principal, we amortize the premium balances as a reduction to our income. If the mortgage loans underlying a mortgage-backed security are prepaid at a faster rate than we anticipate, we would have to amortize the premium at a faster rate. This would reduce our income. At September 30, 2001, unamortized mortgage premium balances of mortgage-backed securities for financial accounting purposes were $4.3 million, or 1.9% of total assets.

   Tabular Presentation

   The information presented in the table below projects the impact of changes in interest rates on our 2001 projected net income and net assets as more fully discussed below based on investments in place on September 30, 2001, and includes all of our interest-rate sensitive assets and liabilities. We acquire interest-rate sensitive assets and fund them with interest-rate sensitive liabilities. We generally plan to retain such assets and the associated interest rate risk to maturity.

   The table below includes information about the possible future repayments and interest rates of our assets and liabilities and constitutes a forward-looking statement. This information is based on many assumptions and there can be no assurance that assumed events will occur as assumed or that other events will not occur that would affect the outcomes. Furthermore, future sales, acquisitions, calls and restructuring could materially change our interest rate risk profile. The table quantifies the potential changes in our net income should interest rates go up or down (shocked) by 100 and 200 basis points, assuming the yield curves of the rate shocks will be parallel to each other.

   When interest rates are shocked, these prepayment assumptions are further adjusted based on our best estimate of the effects of changes on interest rates or prepayment speeds. For example, under current market conditions, a 100 basis point decline in interest rates is estimated to result in a 33% increase in the prepayment rate of our adjustable-rate mortgage-backed securities. The base interest rate scenario assumes interest rates at September 30, 2001. Actual results could differ significantly from those estimated in the table.

  Change in   Percentage Change Percentage Change
Interest Rate   in Net Income     in Net Assets
------------- ----------------- -----------------
    -2.0%             6.9%             1.1%
    -1.0%           (1.0)%             0.7%
     0.0%             0.0%             0.0%
     1.0%             3.3%           (1.5)%
     2.0%          (13.3)%           (3.5)%

                                  OUR COMPANY

Overview

   We were incorporated in Maryland on October 20, 1997 and commenced our operations on March 17, 1998. We acquire various types of mortgage-related assets and seek to generate income based on the difference between the yield on our assets and the cost of our borrowings. We utilize leverage to seek an attractive rate of return on stockholders' equity. We finance our asset purchases in the capital markets. We have elected to be taxed as a REIT under the tax code and, thus, will not generally be subject to federal or state taxes on our income to the extent that we distribute substantially all of our net income to our stockholders.

Our Strategy

   Investment Strategy

   Our strategy is to invest primarily in United States agency and other highly rated single-family adjustable-rate and fixed-rate mortgage-backed securities that we acquire in the secondary market. We seek to acquire assets that will produce competitive returns after considering the amount and nature of the anticipated returns from the investment, our ability to pledge the investment to secure collateralized borrowings and the costs associated with financing, managing, securitizing and reserving for these investments. For a description of our Asset Acquisition Policy see "Our Operating Policies and Programs--Asset Acquisition Policy" on page 34 below. We do not currently originate mortgage loans or provide other types of financing to the owners of real estate.

   At September 30, 2001, we had $223.7 million in total assets and all of our mortgages assets were secured by single-family residential mortgage loans. As of that date, approximately 94% of our assets consisted of mortgage-backed securities guaranteed by Fannie Mae or Freddie Mac.

   Financing Strategy

   We finance the acquisition of mortgage-backed securities with short-term borrowings and, to a lesser extent, equity capital. The amount of short-term borrowings we employ depends on, among other factors, the amount of our equity capital. We use leverage to attempt to increase potential returns to our stockholders. Pursuant to our capital and leverage policy, we seek to strike a balance between the under-utilization of leverage, which reduces potential returns to stockholders, and the over-utilization of leverage, which could reduce our ability to meet our obligations during adverse market conditions.

   We usually borrow at short-term rates using repurchase agreements. Repurchase agreements are generally short-term in nature. We actively manage the adjustment periods and the selection of the interest rate indices of our borrowings against the adjustment periods and the selection of indices on our mortgage-related assets in order to limit our liquidity and interest rate related risks. We generally seek to diversify our exposure by entering into repurchase agreements with multiple lenders. In addition, we enter into repurchase agreements only with institutions we believe are financially sound and which meet credit standards approved by our board of directors.

   Growth Strategy

   In addition to the strategies described above, we intend to pursue other strategies to further grow our earnings and our dividends per share, which may include the following:

  . increasing the size of our balance sheet at a rate faster than the rate of increase in our operating expenses;

  . issuing new common stock when market opportunities exist to profitably increase the size of our balance sheet through the use of leverage; and

  . lowering our effective borrowing costs over time by seeking direct funding with collateralized lenders, rather than using financial intermediaries, and possibly using commercial paper, medium term note programs, preferred stock and other forms of capital.

Management

   We are an externally managed REIT and have no employees. We have entered into a management agreement with Anworth Mortgage Advisory Corporation, which is owned by a trust controlled by Lloyd McAdams and Heather U. Baines. Our management company manages our investments and performs administrative services for us. Our executive officers are employees of our management company. A majority of our board of directors is unaffiliated with either our management company or Pacific Income Advisers. Pursuant to the management agreement, the management company primarily provides:

  . asset and liability management, including acquisition, financing, management and disposition of mortgage-related assets, and credit and prepayment risk management;

  . capital management, including oversight of our structuring, analysis, capital raising and investor relations activities; and

  . administrative services, including secretarial, data processing, operations and settlement, employee benefit and research services.

   We pay our management company a management fee equal to 1% per year of the first $300 million of stockholders' equity, plus 0.8% per year of the portion of our stockholders' equity above $300 million. This management fee is paid on a monthly basis. We also pay our management company, on a quarterly basis, an incentive compensation fee of 20% of the amount by which our return on our equity for each quarter exceeds a return based on the ten-year U.S. Treasury Rate plus 1%.

   Our agreement with our management company has a five-year term ending in April 2003. This agreement will be extended automatically for additional one-year terms unless terminated by our board of directors. If we elect to terminate or not renew our agreement with our management company for reasons other than our management company's breach of the agreement or due to bankruptcy or similar proceedings affecting our management company, we must pay our management company a termination fee. The amount of this fee will be the fair value of the management agreement as determined by an appraisal from an independent party and could be substantial.

   No family relationships exist between any of our executive officers or directors, except that Lloyd McAdams and Heather Baines are husband and wife and Lloyd McAdams and Joseph E. McAdams are father and son.

Option To Become Internally Managed

   Our operations are managed externally by our management company, Anworth Mortgage Advisory Corporation. We adopted this structure when we began operations in 1998 because the size and scope of our business operations at that time were not sufficient to support the overhead costs associated with an internally managed structure. Our management company has granted us an option, exercisable on or before April 30, 2003, to acquire our management company by merger for consideration consisting of 240,000 shares of our common stock. If exercised, we would become an internally managed company and the employees of the management company would become our employees. The closing of the merger would be subject to a number of conditions, including the approval of our stockholders and receipt by our board of directors of a fairness opinion regarding the fairness of the consideration payable by us in the merger. We have agreed, as a condition to exercising the option, to enter into direct employment contracts with Lloyd McAdams and the other key employees of the management company, adopt an incentive compensation plan for our key executives and increase and maintain the size of our 1997 Stock Option and Awards Plan. If the merger is consummated, the management agreement would be terminated.

   Our board of directors intends to consider the exercise of the option from time to time following completion of the offering. Our board of directors will exercise the option only if it determines that becoming internally managed would be in the best interests of our stockholders.

Our Operating Policies and Programs

   We have established the following four primary operating policies to implement our business strategies:

  .  our Asset Acquisition Policy;

  .  our Capital and Leverage Policy;

  .  our Credit Risk Management Policy; and

  .  our Asset/Liability Management Policy.

   Asset Acquisition Policy

   Our asset acquisition policy provides guidelines for acquiring investments and contemplates that we will acquire a portfolio of investments that can be grouped into specific categories. Each category and our respective investment guidelines are as follows:

  . Category I--At least 60% of our total assets will generally be adjustable or fixed-rate mortgage securities and short-term investments. Assets in this category will be rated within one of the two highest rating categories by at least one nationally recognized statistical rating organization, or if not rated, will be obligations guaranteed by the United States government or its agencies, Fannie Mae or Freddie Mac.

  . Category II--At least 90% of our total assets will generally consist of Category I investments plus unrated mortgage loans, mortgage securities rated at least investment grade by at least one nationally recognized statistical rating organization, or shares of other REITs or mortgage-related companies.

  . Category III--No more than 10% of our total assets may be of a type not meeting any of the above criteria. Among the types of assets generally assigned to this category are mortgage securities rated below investment grade and leveraged mortgage derivative securities.

   Under our Category III investment criteria, we may acquire other types of mortgage derivative securities, including, but not limited to, interest only, principal only or other mortgage-backed securities that receive a disproportionate share of interest income or principal, but only on a limited basis due to the greater risk of loss associated with mortgage derivative securities. However, we have not acquired and generally will not acquire inverse floaters, REMIC residuals or first loss subordinated bonds.

   Capital and Leverage Policy

   We employ a leverage strategy to increase our investment assets by borrowing against existing mortgage-related assets and using the proceeds to acquire additional mortgage-related assets. We generally borrow between eight to twelve times the amount of our equity, although our borrowings may vary from time to time depending on market conditions and other factors deemed relevant by our management company and our board of directors. We believe that this will leave an adequate capital base to protect against interest rate environments in which our borrowing costs might exceed our interest income from mortgage-related assets. We enter into collateralized borrowings only with institutions we believe are financially sound and which meet credit standards approved by our board of directors.

   Depending on the different cost of borrowing funds at different maturities, we vary the maturities of our borrowed funds to attempt to produce lower borrowing costs. Our borrowings are short-term and we manage actively, on an aggregate basis, both the interest rate indices and interest rate adjustment periods of our borrowings against the interest rate indices and interest rate adjustment periods on our mortgage-related assets.

   Our mortgage-related assets are financed primarily at short-term borrowing rates through repurchase agreements and dollar-roll agreements. In the future we may also employ borrowings under lines of credit and other collateralized financings that we may establish with approved institutional lenders.

   Credit Risk Management Policy

   We review credit risk and other risks of loss associated with each of our potential investments. In addition, we may diversify our portfolio of mortgage-related assets to avoid undue geographic, insurer, industry and certain other types of concentrations. We may reduce certain risks from sellers and servicers through representations and warranties. Our board of directors monitors the overall portfolio risk and determines appropriate levels of provision for loss.

   Compliance with our credit risk management policy guidelines is determined at the time of purchase of mortgage assets, based upon the most recent valuation utilized by us. Such compliance is not affected by events subsequent to such purchase, including, without limitation, changes in characterization, value or rating of any specific mortgage assets or economic conditions or events generally affecting any mortgage-related assets of the type held by us.

   Asset/Liability Management Policy

   Interest-Rate Risk Management. To the extent consistent with our election to qualify as a REIT, we follow an interest rate risk management program intended to protect our portfolio of mortgage-related assets and related debt against the effects of major interest rate changes. Specifically, our interest rate management program is formulated with the intent to offset to some extent the potential adverse effects resulting from rate adjustment limitations on our mortgage-related assets and the differences between interest rate adjustment indices and interest rate adjustment periods of our adjustable-rate mortgage-related assets and related borrowings.

   Our interest rate risk management program encompasses a number of procedures, including the following:

  . monitoring and adjusting, if necessary, the interest rate sensitivity of our mortgage-related assets compared with the interest rate sensitivities of our borrowings;

  . attempting to structure our borrowing agreements relating to adjustable-rate mortgage-related assets to have a range of different maturities and interest rate adjustment periods (although substantially all will be less than a year); and

  . actively managing, on an aggregate basis, the interest rate indices and interest rate adjustment periods of our mortgage-related assets compared to the interest rate indices and adjustment periods of our borrowings.

As a result, we expect to be able to adjust the average maturity/adjustment period of our borrowings on an ongoing basis by changing the mix of maturities and interest rate adjustment periods as borrowings come due or are renewed. Through the use of these procedures, we attempt to reduce the risk of differences between interest rate adjustment periods of our adjustable-rate mortgage-related assets and our related borrowings.

   Depending on market conditions and the cost of the transactions, we may conduct certain hedging activities in connection with the management of our portfolio, although we have not yet done so. To the extent consistent with our election to qualify as a REIT, we may adopt a hedging strategy intended to lessen the effects of interest rate changes and to enable us to earn net interest income in periods of generally rising, as well as declining or static, interest rates. Specifically, if we implement a hedging program, it would be formulated with the intent to offset some of the potential adverse effects of changes in interest rate levels relative to the interest rates on the mortgage-related assets held in our investment portfolio, and differences between the interest rate adjustment indices and periods of our mortgage-related assets and our borrowings. If we implement a hedging strategy, we must monitor carefully, and may have to limit, our asset/liability management program to assure that we do not realize excessive hedging income, or hold hedges having excess value in relation to mortgage-related assets, which would result in our disqualification as a REIT or, in the case of excess hedging income, if the excess is due to reasonable cause and not willful neglect, the payment of a penalty tax for failure to satisfy certain REIT income tests under the tax code. In addition, asset/liability management involves transaction costs that increase dramatically as the period covered by hedging protection increases and that may increase during periods of fluctuating interest rates.

   Prepayment Risk Management. We also seek to lessen the effects of prepayment of mortgage loans underlying our securities at a faster or slower rate than anticipated. We accomplish this by structuring a diversified portfolio with a variety of prepayment characteristics, investing in mortgage-related assets with prepayment prohibitions and penalties, investing in certain mortgage security structures that have prepayment protections, and purchasing mortgage-related assets at a premium and at a discount. We invest in mortgage-related assets that on a portfolio basis do not have significant purchase price premiums. Under normal market conditions, we seek to keep the aggregate capitalized purchase premium of the portfolio to 3% or less. In addition, we may in the future purchase principal only derivatives to a limited extent as a hedge against prepayment risks. We monitor prepayment risk through periodic review of the impact of a variety of prepayment scenarios on our revenues, net earnings, dividends, cash flow and net balance sheet market value.

   We believe that we have developed cost-effective asset/liability management policies to mitigate prepayment risks. However, no strategy can completely insulate us from prepayment risks. Further, as noted above, certain of the federal income tax requirements that we must satisfy to qualify as a REIT limit our ability to fully hedge our prepayment risks. Therefore, we could be prevented from effectively hedging our interest rate and prepayment risks.

Our Investments

   Mortgage-Backed Securities

   Pass-Through Certificates. We principally invest in pass-through certificates, which are securities representing interests in pools of mortgage loans secured by residential real property in which payments of both interest and principal on the securities are generally made monthly, in effect, passing through monthly payments made by the individual borrowers on the mortgage loans which underlie the securities, net of fees paid to the issuer or guarantor of the securities. Early repayment of principal on some mortgage-backed securities, arising from prepayments of principal due to sale of the underlying property, refinancing or foreclosure, net of fees and costs which may be incurred, may expose us to a lower rate of return upon reinvestment of principal. This is generally referred to as prepayment risk. Additionally, if a security subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Like other fixed-income securities, when interest rates rise, the value of a mortgage-backed security generally will decline.

   When interest rates are declining, however, the value of mortgage-backed securities with prepayment features may not increase as much as other fixed-income securities. The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-backed securities and may have the effect of shortening or extending the effective maturity of the security beyond what was anticipated at the time of purchase. When interest rates rise, our holdings of mortgage-backed securities may experience reduced returns if the owners of the underlying mortgages pay off their mortgages later than anticipated. This is generally referred to as extension risk.

   Payment of principal and interest on some mortgage pass-through securities, although not the market value of the securities themselves, may be guaranteed by the full faith and credit of the federal government, including securities backed by Ginnie Mae, or by agencies or instrumentalities of the federal government, including Fannie Mae and Freddie Mac. Mortgage-backed securities created by non-governmental issuers, including commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers, may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities, private insurers or the mortgage poolers.

   Collateralized Mortgage Obligations. Collateralized mortgage obligations, or CMOs, are hybrid mortgage-backed securities. Interest and principal on a CMO are paid, in most cases, on a monthly basis. CMOs may be collateralized by whole mortgage loans, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by Ginnie Mae, Freddie Mac or Fannie Mae. CMOs are structured into multiple classes, with each class bearing a different stated maturity. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding the longer maturity classes receive principal only after the first class has been retired. We will consider CMOs that are issued or guaranteed by the federal government or by any of its agencies or instrumentalities to be United States government securities.

   Other Mortgage-Backed Securities

   Mortgage Derivative Securities. We may acquire mortgage derivative securities in an amount not to exceed 10% of our total assets. Mortgage derivative securities provide for the holder to receive interest only, principal only, or interest and principal in amounts that are disproportionate to those payable on the underlying mortgage loans. Payments on mortgage derivative securities are highly sensitive to the rate of prepayments on the underlying mortgage loans. In the event of faster or slower than anticipated prepayments on these mortgage loans, the rates of return on interests in mortgage derivative securities representing the right to receive interest only or a disproportionately large amount of interest, or interest only derivatives, would be likely to decline or increase, respectively. Conversely, the rates of return on mortgage derivative securities representing the right to receive principal only or a disproportionate amount of principal, or principal only derivatives, would be likely to increase or decrease in the event of faster or slower prepayments, respectively.

   We may also invest in inverse floaters, a class of CMOs with a coupon rate that resets in the opposite direction from the market rate of interest to which it is indexed, including LIBOR or the 11th District Cost of Funds Index, or COFI. Any rise in the index rate, which can be caused by an increase in interest rates, causes a drop in the coupon rate of an inverse floater while any drop in the index rate causes an increase in the coupon of an inverse floater. An inverse floater may behave like a leveraged security since its interest rate usually varies by a magnitude much greater than the magnitude of the index rate of interest. The leverage-like characteristics inherent in inverse floaters are associated with greater volatility in their market prices.

   We may also invest in other mortgage derivative securities that may be developed in the future.

   Subordinated Interests. We may also acquire subordinated interests, which are classes of mortgage-backed securities that are junior to other classes of the same series of mortgage-backed securities in the right to receive payments from the underlying mortgage loans. The subordination may be for all payment failures on the mortgage loans securing or underlying such series of mortgage securities. The subordination will not be limited to those resulting from particular types of risks, including those resulting from war, earthquake or flood, or the bankruptcy of a borrower. The subordination may be for the entire amount of the series of mortgage-related securities or may be limited in amount.

   Mortgage Warehouse Participations. We may also occasionally acquire mortgage warehouse participations as an additional means of diversifying our sources of income. We anticipate that these investments, together with our investments in other Category III assets, will not in the aggregate exceed 10% of our total mortgage-related assets. These investments are participations in lines of credit to mortgage loan originators that are secured by recently originated mortgage loans that are in the process of being sold to investors. Our investments in mortgage warehouse participations are limited because they are not qualified REIT assets under the tax code.

   Other Mortgage-Related Assets

   Mortgage Loans. We may acquire and accumulate mortgage loans as part of our investment strategy until a sufficient quantity has been accumulated for securitization into high-quality mortgage-backed securities in order to enhance their value and liquidity. We anticipate that any mortgage loans that we acquire and do not immediately securitize, together with our investments in other mortgage-related assets that are not Category I assets, will not constitute more than 30% of our total mortgage-related assets at any time. All mortgage loans, if any, will be acquired with the intention of securitizing them into high-credit quality mortgage securities. Despite our intentions, however, we may not be successful in securitizing these mortgage loans. To meet our investment criteria, mortgage loans acquired by us will generally conform to the underwriting guidelines established by Fannie Mae, Freddie Mac or other credit insurers. Applicable banking laws generally require that an appraisal be obtained in connection with the original issuance of mortgage loans by the lending institution. We do not intend to obtain additional appraisals at the time of acquiring mortgage loans.

   Mortgage loans may be originated by or purchased from various suppliers of mortgage-related assets throughout the United States, including savings and loans associations, banks, mortgage bankers and other mortgage lenders. We may acquire mortgage loans directly from originators and from entities holding mortgage loans originated by others. Our board of directors has not established any limits upon the geographic concentration of mortgage loans that we may acquire or the credit quality of suppliers of the mortgage-related assets that we acquire.

   Other Investments. We may acquire other investments that include equity and debt securities issued by other primarily mortgage-related finance companies, interests in mortgage-related collateralized bond obligations, other subordinated interests in pools of mortgage-related assets, commercial mortgage loans and securities, and residential mortgage loans other than high-credit quality mortgage loans. Although we expect that our other investments will be limited to less than 10% of total assets, we have no limit on how much of our stockholders' equity will be allocated to other investments. There may be periods in which other investments represent a large portion of our stockholders' equity.

Competition

   When we invest in mortgage-backed securities and other investment assets, we compete with a variety of institutional investors including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions that invest in the same types of assets. Many of these investors have greater financial resources and access to lower costs of capital than we do.

Legal Proceedings

   We are not a party to any material pending legal proceedings.

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                           DESCRIPTION OF SECURITIES

   The description of our capital stock set forth below does not purport to be complete and is qualified in its entirety by reference to our charter, as amended and restated, and our bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part.

General

   Our authorized capital stock consists of 100 million shares of common stock, $0.01 par value, and 20 million shares of preferred stock, $0.01 par value, issuable in one or more series. Each share of common stock is entitled to participate equally in dividends when and as declared by our board of directors and in the distribution of our assets upon liquidation. Each share of common stock is entitled to one vote and will be fully paid and non-assessable by us upon issuance. Shares of our common stock have no preference, conversion, exchange, preemptive, or cumulative voting rights. Our authorized capital stock may be increased and altered from time to time as permitted by Maryland law.

   Our preferred stock may be issued from time to time in one or more classes or series, with such distinctive designations, rights and preferences as shall be determined by our board of directors. Preferred stock would be available for possible future financing of, or acquisitions by, us and for general corporate purposes without any legal requirement that further stockholder authorization for issuance is obtained. The issuance of preferred stock could have the effect of making an attempt to gain control more difficult by means of a merger, tender offer or proxy contest. The preferred stock, if issued, could have a preference on dividend payments that could affect our ability to make dividend distributions to the common stockholders.

   Meetings of our stockholders are to be held annually and special meetings may be called by a majority of our board of directors, our Chairman of the board or our President. Special meetings shall be called by the Secretary at the written request of our stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. Our charter reserves to us the right to amend any provision thereof in the manner prescribed by law.

Restrictions on Transfer

   Two of the requirements of qualification for the tax benefits accorded by the REIT provisions of the tax code are that (1) during the last half of each taxable year not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals, and (2) there must be at least 100 stockholders on 335 days of each taxable year of 12 months.

   In order that we may meet these requirements at all times, our charter prohibits any person from owning, acquiring or holding, directly or indirectly, without prior approval by our board of directors, shares of common stock in excess of 9.8% in value of the aggregate of the outstanding shares of common stock or in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock. For this purpose, ownership includes both beneficial ownership and constructive ownership. Beneficial ownership is defined in our charter to include interests that would be treated as owned through the application of Section 544 of the tax code, as modified by Section 856(h)(1)(B) of the tax code. Constructive ownership is defined in our charter to include interests that would be treated as owned through the application of Section 318(a) of the tax code, as modified by Section 856(d)(5) of the tax code. Subject to certain limitations, our board of directors may increase or decrease the ownership limitations or waive the limitations for individual investors.

   For purposes of the 50% stockholder test discussed above, the constructive ownership provisions applicable under Section 544 of the tax code attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, attribute ownership of securities owned by

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family members to other members of the same family, treat securities with respect to which a person has an option to purchase as actually owned by that person, and set forth rules for application of such attribution provisions (e.g., reattribution of stock that is constructively owned). Thus, for purposes of determining whether a person holds shares of common stock in violation of the ownership limitations set forth in our charter, many types of entities may own directly more than the 9.8% limit because such entities' shares are attributed to its individual stockholders. On the other hand, a person will be treated as owning not only shares of common stock actually or beneficially owned, but also any shares of common stock attributed to such person under the attribution rules described above. Accordingly, under certain circumstances, shares of common stock owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the ownership limitations set forth in our charter. Ownership of shares of common stock through such attribution is generally referred to as constructive ownership.

   If any transfer of shares of common stock would result in any person beneficially or constructively owning capital stock in violation of our transfer or ownership limitations, then the number of shares of capital stock causing the violation (rounded to the nearest whole shares) shall be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries. The intended transferee shall not acquire any rights in such shares. Shares of common stock held by the trustee shall be issued and outstanding shares of common stock. The intended transferee shall not benefit economically from ownership of any shares held in the trust, shall have no rights to dividends, and shall not possess any rights to vote or other rights attributable to the shares held in the trust. The trustee shall have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid to the intended transferee prior to the discovery by us that shares of common stock have been transferred to the trustee shall be paid with respect to such shares to the trustee by the intended transferee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee. Our board of directors may, in its discretion, waive these requirements on owning shares in excess of the ownership limitations.

   Within 20 days of receiving notice from us that shares of common stock have been transferred to the trust, the trustee shall sell the shares held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our charter. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows. The intended transferee shall receive the lesser of (1) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., in the case of a gift, devise or other such transaction), the market price (as defined below) of the shares on the day of the event causing the shares to be held in the trust, and (2) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Any net sales proceeds in excess of the amount payable to the intended transferee shall be immediately paid to the charitable beneficiary. In addition, shares of common stock transferred to the trustee shall be deemed to have been offered for sale to us, or our designee. This offer shall be at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift), and (2) the market price on the date we, or our designee, accepts such offer. We shall have the right to accept such offer until the trustee has sold shares held in the trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee.

   The market price shall mean the last sale price for such shares. In case no such sale takes place on such day, the market price shall be the average of the closing bid and asked prices on the American Stock Exchange. In the event that no trading price is available for such shares, the fair market value of the shares shall be as determined in good faith by our board of directors.

   Under the REIT provisions of the tax code, every owner of 5% or more in the case of 2,000 or more stockholders of record, of 1% or more in the case of more than 200 but fewer than 2,000 stockholders of record

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

and of 0.5% or more in the case of fewer than 200 stockholders of record, of all classes or series of our stock, is required to give written notice to us in response to our written demand for such notice, which request must be made within 30 days after the end of each taxable year. They shall state their name and address, the number of shares of each class and series of our stock beneficially owned and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limitations.

Removal of Directors

   Our charter provides that a director may be removed from office at any time for cause but only by the affirmative vote of the holders of at least two-thirds of the votes of the shares entitled to be cast in the election of directors.

Indemnification

   As permitted by Maryland law, our charter obligates us to indemnify our present and former directors and officers to the maximum extent permitted by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that:

  . the act or omission of the director or officer was material to the matter giving rise to such proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  . the director or officer actually received an improper personal benefit in money, property or services;

  . in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful; or

  . the proceeding, other than a proceeding brought to enforce indemnification, is brought by the director or officer against us.

Limitation of Liability

   As permitted by Maryland law, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except to the extent that:

  . the person actually received an improper benefit or profit in money, property or services; or

  . a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

   As a result of these provisions, we and our stockholders may be unable to obtain monetary damages from a director or officer for breach of his or her duty of care.

Maryland Business Combination Act

   Maryland law prohibits specified "business combinations" between a Maryland corporation and an "interested stockholder." These business combinations include a merger, consolidation, share exchange, an asset transfer or issuance or reclassification of equity securities. Interested stockholders are either:

  . anyone who beneficially owns 10% or more of the voting power of the corporation's shares; or

  . an affiliate or associate of the corporation who was an interested stockholder or an affiliate or an associate of the interested stockholder at any time within the two-year period prior to the date in question.

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Business combinations with a past interested stockholder are prohibited for five years after the most recent date on which the stockholder became an interested stockholder. Thereafter, any business combinations with the interested stockholder must be recommended by the board of directors of the corporation and approved by the vote of:

  . at least 80% of the votes entitled to be cast by all holders of voting shares of the corporation's voting shares; and

  . at least 66 2/3% of the votes entitled to be cast by all holders of the corporation's voting other than voting shares held by the interested stockholder or an affiliate or associate of the interested stockholder.

However, these special voting requirements do not apply if the corporation's stockholders receive a minimum price for their shares, as specified in the statute, and the consideration is received in cash or in the same form previously paid by the interested stockholder for its shares.

   This business combination statute does not apply to business combinations that are approved or exempted by the corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. The statute also does not apply to stockholders that acquired 10% or more of the corporation's voting shares in a transaction approved by the corporation's board of directors. A Maryland corporation may adopt an amendment to its charter electing not to be subject to these special voting requirements. Any amendment would have to be approved by at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders.

   The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating such offers, even if our acquisition would be in our stockholders' best interests.

Maryland Control Share Acquisition Act

   Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer or by the corporation's officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

  .  10% or more but less than 33 1/3%;

  .  33 1/3% or more but less than a majority; or

  .  a majority of all voting power.

   Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

   A person who has made or proposes to make a "control share acquisition," under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special stockholders' meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

   If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be

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

for fair value, determined without regard to voting rights as of the date of the last control share acquisition or of any stockholders' meeting at which the voting rights of the shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

   The control share acquisition statute would not apply to stock acquired in a merger, consolidation or share exchange if we were a party to the transaction, or to acquisitions previously approved or exempted by a provision in our charter or bylaws.

   Presently our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock. However, our board of directors may decide to amend or eliminate this provision at any time in the future.

Amendment to Our Charter

   We reserve the right from time to time to make any amendment to our charter including any amendment that alters the contract rights as expressly set forth in our charter of any shares of outstanding stock, subject to certain limitations. Our charter may be amended only by the affirmative vote of holders of shares entitled to cast not less than a majority of all the votes entitled to be cast on the matter. The provisions in our charter on removal of directors may be amended only by the affirmative vote of holders of shares entitled to cast not less than two-thirds of all the votes entitled to be cast in the election of directors.

Transfer Agent and Registrar

   Our transfer agent and registrar is Continental Stock Transfer & Trust
Company.

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                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion summarizes particular United States federal income tax considerations regarding our qualification and taxation as a REIT and particular United States federal income tax consequences resulting from the acquisition, ownership and disposition of our common stock. This discussion is based on current law and assumes that we have qualified at all times throughout our existence, and will continue to qualify, as a REIT for United States federal income tax purposes. The tax law upon which this discussion is based could be changed, and any such change could have retroactive effect. The following discussion is not exhaustive of all possible tax considerations. This summary neither gives a detailed discussion of any state, local or foreign tax considerations nor discusses all of the aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or to particular types of stockholders which are subject to special tax rules, such as insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations or partnerships, and persons who are not citizens or residents of the United States, stockholders that hold our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position, or stockholders whose functional currency is not the United States dollar. This discussion assumes that you will hold our common stock as a "capital asset," generally property held for investment, under the tax code.

   You are urged to consult with your own tax advisor regarding the specific consequences to you of the purchase, ownership and sale of stock in an entity electing to be taxed as a REIT, including the federal, state, local, foreign and other tax considerations of such purchase, ownership, sale and election and the potential changes in applicable tax laws.

General

   Our qualification and taxation as a REIT depends upon our ability to continue to meet the various qualification tests imposed under the tax code and discussed below relating to our actual annual operating results, asset diversification, distribution levels and diversity of stock ownership. Accordingly, the actual results of our operations for any particular taxable year may not satisfy these requirements.

   We have made an election to be taxed as a REIT under the tax code commencing with our taxable year ended December 31, 1998. We currently expect to continue operating in a manner that will permit us to maintain our qualification as a REIT. All qualification requirements for maintaining our REIT status, however, may not have been or will not continue to be met.

   So long as we qualify for taxation as a REIT, we generally will be permitted a deduction for dividends we pay to our stockholders. As a result, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that ordinarily results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. We will be required to pay federal income tax, however, as follows:

  . we will be required to pay tax at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gain;

  . we may be required to pay the "alternative minimum tax" on our items of tax preference; and

  . if we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business, or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or on a lease of the property.

   We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held

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

primarily for sale to customers in the ordinary course of business. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction.

   If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a tax equal to:

  . the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below, and
     (ii) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test described below, multiplied by

  .  a fraction intended to reflect our profitability.

   We will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of:

  .  85% of our real estate investment trust ordinary income for the year;

  . 95% of our real estate investment trust capital gain net income for the year; and

  .  any undistributed taxable income from prior periods.

   This distribution requirement is in addition to, and different from the distribution requirements discussed below in the section entitled "Annual Distribution Requirements."

   If we acquire any asset from a corporation which is or has been taxed as a C corporation under the tax code in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of:

  .  the fair market value of the asset, over

  . our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset.

   A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain assume that we will make an election under Treasury Regulation Section 1.337(d)-5T.

   Finally, we could be subject to an excise tax if our dealings with any taxable REIT subsidiaries (defined below) are not at arm's length.

Requirements for Qualification as a REIT

   The tax code defines a REIT as a corporation, trust or association:

  .  that is managed by one or more trustees or directors;

  . that issues transferable shares or transferable certificates to evidence beneficial ownership;

  . that would be taxable as a domestic corporation but for tax code Sections 856 through 859;

  . that is not a financial institution or an insurance company within the meaning of the tax code;

  .  that is beneficially owned by 100 or more persons;

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  .  not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

  . that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

   The tax code provides that all of the first four conditions stated above must be met during the entire taxable year and that the fifth condition must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. The fifth and sixth conditions do not apply until after the first taxable year for which an election is made to be taxed as a REIT.

   For purposes of the sixth condition, pension trusts and other specified tax-exempt entities generally are treated as individuals, except that a "look-through" exception generally applies with respect to pension funds.

Stock Ownership Tests

   Our stock must be beneficially held by at least 100 persons, the "100 Stockholder Rule," and no more than 50% of the value of our stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year, the "5/50 Rule." For purposes of the 100 Stockholder Rule only, trusts described in Section 401(a) of the tax code and exempt under Section 501(a) of the tax code, are generally treated as persons. These stock ownership requirements must be satisfied in each taxable year other than the first taxable year for which an election is made to be taxed as a REIT. We are required to solicit information from certain of our record stockholders to verify actual stock ownership levels, and our charter provides for restrictions regarding the transfer of our stock in order to aid in meeting the stock ownership requirements. If we were to fail either of the stock ownership tests, we would generally be disqualified from REIT status.

Income Tests

   We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

  . We must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from specified real estate sources, including rental income, interest on obligations secured by mortgages on real property or on interests in real property, gain from the disposition of "qualified real estate assets," i.e., interests in real property, mortgages secured by real property or interests in real property, and some other assets, and income from certain types of temporary investments (the "75% gross income test"); and

  . We must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the sources of income that satisfy the 75% gross income test, (b) dividends, interest and gain from the sale or disposition of stock or securities, including some interest rate swap and cap agreements, options, futures and forward contracts entered into to hedge variable rate debt incurred to acquire qualified real estate assets, or (c) any combination of the foregoing (the "95% gross income test").

   For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary (in general, a 100% owned corporate subsidiary of a REIT).

   Interest earned by a REIT ordinarily does not qualify as income meeting the 75% or 95% gross income tests if the determination of all or some of the amount of interest depends in any way on the income or profits of any

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

person. Interest will not be disqualified from meeting such tests, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

   If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under the tax code. Generally, we may avail ourselves of the relief provisions if:

  . our failure to meet these tests was due to reasonable cause and not due to willful neglect;

  . we attach a schedule of the sources of our income to our federal income tax return; and

  . any incorrect information on the schedule was not due to fraud with intent to evade tax.

   If we are entitled to avail ourselves of the relief provisions, we will maintain our qualification as a REIT but will be subject to certain penalty taxes as described above. We may not, however, be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT.

Asset Tests

   At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature and diversification of our assets:

  . at least 75% of the value of our total assets must be represented by qualified real estate assets (including mortgage loans), cash, cash items and government securities;

  . not more than 25% of our total assets may be represented by securities, other than those securities included in the 75% asset test;

  . of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of our total assets, and we generally may not own more than 10% by vote or value of any one issuer's outstanding securities, in each case except with respect to stock of any "taxable REIT subsidiaries"; and

  . the value of the securities we own in any taxable REIT subsidiaries may not exceed 20% of the value of our total assets.

   A "taxable REIT subsidiary" is any corporation in which we own stock and as to which we and such corporation jointly elect to treat such subsidiary as a taxable REIT subsidiary. For purposes of the asset tests, we will be deemed to own a proportionate share of the assets of any partnership, or any limited liability company treated as a partnership for federal income tax purposes, in which we own an interest, which share is determined by reference to our capital interest in the entity, and will be deemed to own the assets owned by any qualified REIT subsidiary and any other entity that is disregarded for federal income tax purposes.

   After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our interests in any partnership or limited liability company in which we own an interest will be treated as an acquisition of a portion of the securities or other property owned by that partnership or limited liability company.

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Annual Distribution Requirements

   To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

  .  90% of our "REIT taxable income," and

  .  90% of our after tax net income, if any, from foreclosure property, minus

  . the excess of the sum of specified items of our non-cash income items over 5% of "REIT taxable income," as described below.

   For purposes of these distribution requirements, our "REIT taxable income" is computed without regard to the dividends paid deduction (described below) and net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, certain original issue discount, certain like-kind exchanges that are later determined to be taxable and income from cancellation of indebtedness. In addition, if we disposed of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation and we elected not to recognize gain currently in connection with the acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognize on a disposition of the asset within the ten-year period following our acquisition of such asset, to the extent that such gain does not exceed the excess of:

  .  the fair market value of the asset on the date we acquired the asset, over

  .  our adjusted basis in the asset on the date we acquired the asset.

   Only distributions that qualify for the "dividends paid deduction" available to REITs under the tax code are counted in determining whether the distribution requirements are satisfied. We must make these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year, paid on or before the first regular dividend payment following the declaration and we elect on our tax return to have a specified dollar amount of such distributions treated as if paid in the prior year. For these and other purposes, dividends declared by us in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder during such taxable year, provided that the dividend is actually paid by us by January 31 of the following taxable year.

   In addition, dividends distributed by us must not be preferential. If a dividend is preferential, it will not qualify for the dividends paid deduction. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class.

   To the extent that we do not distribute all of our net capital gain, or we distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be required to pay tax on this undistributed income at regular ordinary and capital gain corporate tax rates.

Failure to Qualify as a REIT

   If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the tax code do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year in which we lose our qualification.

Taxation Of Taxable United States Stockholders

   For purposes of the discussion in this prospectus, the term "United States stockholder" means a holder of our stock that is, for United States federal income tax purposes:

  .  a citizen or resident of the United States;

  . a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

  . an estate the income of which is subject to United States federal income taxation regardless of its source; or

  . a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

   Distributions Generally

   Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to United States stockholders as ordinary income. Provided that we continue to qualify as a REIT, dividends paid by us will not be eligible for the dividends received deduction generally available to United States stockholders that are corporations. To the extent that we make distributions in excess of current and accumulated earnings and profits, the distributions will be treated as a tax-free return of capital to each United States stockholder, and will reduce the adjusted tax basis which each United States stockholder has in our stock by the amount of the distribution, but not below zero. Distributions in excess of a United States stockholder's adjusted tax basis in its stock will be taxable as capital gain, and will be taxable as long-term capital gain if the stock has been held for more than one year. If we declare a dividend in October, November, or December of any calendar year which is payable to stockholders of record on a specified date in such a month and actually pay the dividend during January of the following calendar year, the dividend is deemed to be paid by us and received by the stockholder on December 31st of the previous year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

   Capital Gain Distributions

   Distributions designated by us as capital gain dividends will be taxable to United States stockholders as capital gain income. We can designate distributions as capital gain dividends to the extent of our net capital gain for the taxable year of the distribution. This capital gain income will generally be taxable to non-corporate United States stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. United States stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

   A recently enacted 18% capital gains rate applies to certain assets acquired after December 31, 2000, and to certain assets held on January 1, 2001, as to which an election is made to treat such assets as having been sold and then reacquired on the same date. If the election is made, the asset will be deemed to be sold at its fair market value and any gain, but not loss, will be recognized. Although the IRS has yet to issue any official guidance on how the 18% rate would apply to distributions made by us, the IRS has indicated in income tax forms that the lower rate will apply to designated capital gain distributions we make to the extent that the gain is derived from the disposition of a capital asset acquired by us after December 31, 2000 and held for more than five years at the time of disposition.

   Retention of Net Capital Gains

   We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we were to make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

  . include their proportionate share of our undistributed net capital gains in their taxable income;

  . receive a credit for their proportionate share of the tax paid by us in respect of such net capital gain; and

  . increase the adjusted basis of their stock by the difference between the amount of their share of our undistributed net capital gain and their share of the tax paid by us.

   Passive Activity Losses, Investment Interest Limitations and Other Considerations of Holding Our Stock

   Distributions we make and gains arising from the sale or exchange of our stock by a United States stockholder will not be treated as passive activity income. As a result, United States stockholders will not be able to apply any "passive losses" against income or gains relating to our stock. Distributions by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation under the tax code. Further, if we, or a portion of our assets, were to be treated as a taxable mortgage pool, any excess inclusion income that is allocated to you could not be offset by any losses or other deductions you may have.

   Dispositions of Stock

   A United States stockholder that sells or disposes of our stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash or the fair market value of any property the stockholder receives on the sale or other disposition and the stockholder's adjusted tax basis in the stock. This gain or loss will be capital gain or loss and will be long-term capital gain or loss if the stockholder has held the stock for more than one year. In general, any loss recognized by a United States stockholder upon the sale or other disposition of our stock that the stockholder has held for six months or less will be treated as long-term capital loss to the extent the stockholder received distributions from us which were required to be treated as long-term capital gains.

   Information Reporting and Backup Withholding

   We report to our United States stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid and redemption proceeds unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifying as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States stockholder that does not provide us with its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. A United States stockholder can meet this requirement by providing us with a correct, properly completed and executed copy of IRS Form W-9 or a substantially similar form. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability, if any, and otherwise be refundable. In addition, we may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status.

   Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001, signed into law on June 7, 2001, the backup withholding tax rate is 30.5% for amounts distributed on or before December 31, 2001. After 2001, the backup withholding tax rate will be gradually reduced until 2006, when the backup-withholding rate will be 28%.

Taxation of Tax-Exempt Stockholders

   The IRS has ruled that amounts distributed as a dividend by a REIT will be treated as a dividend by the recipient and excluded from the calculation of unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder has not held our stock as "debt financed property" within the meaning of the tax code, i.e., property the acquisition or holding of which is financed through a borrowing by the tax-exempt United States stockholder, the stock is not otherwise used in an unrelated trade or business, and we do not hold a residual interest in a real estate mortgage investment conduit, REMIC, that gives rise to "excess inclusion" income, as defined in Section 860E of the tax code, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. However, if we were to hold residual interests in a REMIC, or if we or a pool of our assets were to be treated as a "taxable mortgage pool," a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as unrelated business taxable income. Although we do not believe that we, or any portion of our assets, will be treated as a taxable mortgage pool, no assurance can be given that the IRS might not successfully maintain that such a taxable mortgage pool exists.

   For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the tax code, respectively, income from an investment in our stock will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our stock. Any prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

   Notwithstanding the above, however, a substantial portion of the dividends you receive may constitute UBTI, if we are treated as a "pension-held REIT" and you are a pension trust which:

  .  is described in Section 401(a) of the tax code; and

  .  holds more than 10%, by value, of the interests in the REIT.

   Tax-exempt pension funds that are described in Section 401(a) of the tax code and exempt from tax under Section 501(a) of the tax code are referred to below as "qualified trusts."

   A REIT is a "pension-held REIT" if:

  . it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the tax code provides that stock owned by a qualified trust shall be treated, for purposes of the 5/50 Rule, described above, as owned by the beneficiaries of the trust, rather than by the trust itself; and

  . either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.


   The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

  . the unrelated business taxable income earned by the REIT, less directly related expenses, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

  .  the total gross income, less directly related expenses, of the REIT.

   A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a "pension-held REIT."

Taxation of Non-United States Stockholders

   The rules governing federal income taxation of "non-United States stockholders" are complex and no attempt will be made herein to provide more than a summary of these rules. "Non-United States stockholders" mean beneficial owners of shares of our stock that are not United States stockholders (as such term is defined in the discussion above under the heading entitled "Taxation of Taxable United States Stockholders").

   PROSPECTIVE NON-UNITED STATES STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR STOCK AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING ANY REPORTING REQUIREMENTS.

   Distributions to non-United States stockholders that are not attributable to gain from our sale or exchange of United States real property interests and that are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-United States stockholder's conduct of a United States trade or business, the non-United States stockholder generally will be subject to federal income tax at graduated rates in the same manner as United States stockholders are taxed with respect to those distributions, and also may be subject to the 30% branch profits tax in the case of a non-United States stockholder that is a corporation. We expect to withhold tax at the rate of 30% on the gross amount of any distributions made to a non-United States stockholder unless:

  . a lower treaty rate applies and any required form, for example IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-United States stockholder with us; or

  . the non-United States stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

   Any portion of the dividends paid to non-United States stockholders that is treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

   Distributions in excess of our current and accumulated earnings and profits will not be taxable to non-United States stockholders to the extent that these distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of that stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-United States stockholder's stock, these distributions will give rise to tax liability if the non-United States stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution may be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are creditable against United States tax liability, if any, or refundable by the IRS to the extent the distribution is subsequently determined to be in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits if our stock is a United States real property interest because we are not a domestically controlled REIT, as discussed below. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.

   Distributions attributable to our capital gains which are not attributable to gain from the sale or exchange of a United States real property interest generally will not be subject to income taxation, unless (1) investment in our stock is effectively connected with the non-United States stockholder's U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-United States stockholder), in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to such gain (except that a corporate non-United States stockholder may also be subject to the 30% branch profits tax), or (2) the non-United States stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the non-resident alien individual will be subject to a 30% tax on the individual's capital gains.

   For any year in which we qualify as a REIT, distributions that are attributable to gain from the sale or exchange of a United States real property interest, which includes some interests in real property, but generally does not include an interest solely as a creditor in mortgage loans or mortgage-backed securities, will be taxed to a non-United States stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a non-United States stockholder as if that gain were effectively connected with the stockholder's conduct of a United States trade or business. Non-United States stockholders thus would be taxed at the normal capital gain rates applicable to stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-United States corporate stockholder. We are required to withhold 35% of any distribution that we designate (or, if greater, the amount that we could designate) as a capital gains dividend. The amount withheld is creditable against the non-United States stockholder's FIRPTA tax liability.

   Gains recognized by a non-United States stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a domestically controlled REIT, which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-United States stockholders. Because our stock is publicly traded, we cannot assure our investors that we are or will remain a domestically controlled REIT. Even if we are not a domestically-controlled REIT, however, a non-United States stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of our stock under FIRPTA if the shares are traded on an established securities market.

   If gain from the sale of the stock were subject to taxation under FIRPTA, the non-United States stockholder would be subject to the same treatment as United States stockholders with respect to that gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-United States corporations. In addition, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.
   Gains not subject to FIRPTA will be taxable to a non-United States stockholder if:

  . the non-United States stockholder's investment in the stock is effectively connected with a trade or business in the United States, in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to that gain; or

  . the non-United States stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

  Information Reporting and Backup Withholding

   If the proceeds of a disposition of our stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding (currently at a rate of 30.5%, subject to reduction in years after 2001) unless the disposing non-United States stockholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a foreign office of a foreign broker-dealer. If the proceeds from a disposition of our stock are paid to or through a foreign office of a U.S. broker-dealer or a non-U .S. office of a foreign broker-dealer that is (i) a "controlled foreign corporation" for federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for a three-year period was effectively connected with a U.S. trade or business,
(iii) a foreign partnership with one or more partners who are U.S. persons and who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the United States, then (i) backup withholding will not apply unless the broker-dealer has actual knowledge that the owner is not a foreign stockholder, and (ii) information reporting will not apply if the non-United States stockholder satisfies certification requirements regarding its status as a foreign stockholder.

State, Local and Foreign Taxation

   We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, a stockholder's state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, prospective investors should consult their tax advisors regarding the effect of state, local and foreign tax laws on an investment in our stock.

                                 UNDERWRITING


   Friedman, Billings, Ramsey & Co., Inc. (''FBR") and Advest, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.



                                                                 Number of
     Underwriter                                                  Shares
     -----------                                                 ---------
     Friedman, Billings, Ramsey & Co., Inc...................... 1,722,000
     Advest, Inc................................................ 1,148,000
     BB&T Capital Markets, a division of Scott & Stringfellow,
       Inc......................................................    70,000
     William Blair & Company, L.L.C.............................    70,000
     Crowell Weedon & Co........................................    70,000
     Flagstone Securities, LLC..................................    70,000
     J.J.B. Hilliard, W.L. Lyons, Inc...........................    70,000
     Howe Barnes Investments, Inc...............................    70,000
     Janney Montgomery Scott LLC................................    70,000
     Stifel, Nicolaus & Company, Incorporated...................    70,000
     Wedbush Morgan Securities Inc..............................    70,000
                                                                 ---------
        Total................................................... 3,500,000
                                                                 =========


   We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 525,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares for which the option is exercised.

   The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 525,000 additional shares of our common stock to cover over-allotments.


                                                                            Total
-                                                                           -----
                                                        Per Share No Exercise Full Exercise
-                                                       --------- ----------- -------------
Public Offering Price.................................. $   8.30  $29,050,000  $33,407,500
Underwriting discounts and commissions to be paid by us $0.51875  $ 1,815,625  $ 2,087,969
Proceeds, before expenses, to us....................... $7.78125  $27,234,375  $31,319,531


   Each of our officers and directors has agreed with FBR, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by them, without the prior written consent of FBR. However, FBR may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.


   The underwriters propose to offer our common stock directly to the public at $8.30 per share and to certain dealers at this price less a concession not in excess of $0.31 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to certain dealers. We expect to incur expenses of approximately $460,000 in connection with this offering.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

   In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than 3,500,000 shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither the underwriters nor we make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

   The underwriters or their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

   The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

                                    EXPERTS

   Our financial statements as of December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, included and incorporated by reference in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in that firm's report included and incorporated by reference herein, and have been so included and incorporated in reliance upon that firm's report given on its authority as experts in accounting and auditing. Our financial statements for the period from March 17, 1998 to December 31, 1998, included and incorporated by reference in this prospectus have been audited by McGladrey & Pullen LLP, independent auditors, as stated in that firm's report included and incorporated by reference herein, and have been so included and incorporated in reliance upon that firm's report given on its authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of our securities offered in this prospectus and selected federal tax matters will be passed upon for us by Allen Matkins Leck Gamble & Mallory LLP, Century City, California. Selected legal matters related to Maryland law will be passed upon for us by Piper Marbury Rudnick & Wolfe LLP. Selected legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Los Angeles, California.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the materials we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our Commission filings are also available to the public from the Commission's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   We maintain a site on the Internet at http://www.anworth.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

   We have filed a registration statement, of which this prospectus is a part, covering the offered securities. As allowed by Commission rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. We refer you to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

                     INFORMATION INCORPORATED BY REFERENCE

   The SEC allows us to "incorporate by reference" the information that we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed with the SEC and incorporate by reference our annual report on Form 10-K for the fiscal year ended December 31, 2000 and our quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2001.

   Any documents we file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

   You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to those documents which are not specifically incorporated by reference herein) without charge by writing or calling Ms. Pamela Watson, at Anworth Mortgage Asset Corporation, 1299 Ocean Avenue, 2nd Floor, Santa Monica, CA 90401, telephone: (310) 394-0115.

                             FINANCIAL INFORMATION

                         Index to Financial Statements

                                                                                                      Page
                                                                                                      ----
Unaudited Financial Statements:
Balance Sheets as of September 30, 2001 (unaudited) and December 31, 2000............................  F-2
Statements of Operations (unaudited) for the Three and Nine Month Periods Ended September 30, 2001
  and 2000...........................................................................................  F-3
Statements of Stockholders' Equity (unaudited) for the Three Months Ended March 31, June 30 and
  September 30, 2001.................................................................................  F-4
Statements of Cash Flows (unaudited) for the Three and Nine Month Periods Ended September 30, 2001
  and 2000...........................................................................................  F-5
Notes to Financial Statements (unaudited)............................................................  F-6

Audited Financial Statements:
Reports of Independent Accountants................................................................... F-10
Balance Sheets as of December 31, 2000, and December 31, 1999........................................ F-12
Statements of Operations for the years ended December 31, 2000 and 1999, and for the period from
  March 17, 1998 (commencement of operations) through December 31, 1998.............................. F-13
Statements of Stockholders' Equity for the years ended December 31, 2000 and 1999, and for the period from March 17, 1998 (commencement of operations) through December 31, 1998......................... F-14
Statements of Cash Flows for the years ended December 31, 2000 and 1999, and for the period from
  March 17, 1998 (commencement of operations) through December 31, 1998.............................. F-15
Notes to Financial Statements........................................................................ F-16

                      ANWORTH MORTGAGE ASSET CORPORATION

                                BALANCE SHEETS
                            (Amounts in thousands)

                                                                                September 30, December 31,
                                                                                    2001          2000
                                                                                ------------- ------------
                                                                                 (unaudited)
                                    ASSETS
Mortgage backed securities.....................................................   $210,159      $134,889
Other marketable securities....................................................      1,745         1,948
Cash and cash equivalents......................................................        141         3,894
Accrued interest and dividends receivable......................................      1,306         1,090
Prepaid expenses and other.....................................................         24            13
Receivable for security sold...................................................     10,306            --
                                                                                  --------      --------
                                                                                  $223,681      $141,834
                                                                                  ========      ========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Reverse repurchase agreements...............................................   $179,567      $121,891
   Payable for securities purchased............................................     20,730            --
   Accrued interest payable....................................................        915         1,706
   Dividends payable...........................................................         --            --
   Accrued expenses and other..................................................        518            36
                                                                                  --------      --------
                                                                                   201,730       123,633
                                                                                  --------      --------
Stockholders' Equity
   Preferred stock, par value $.01 per share; authorized 20,000,000 shares; no
     shares issued and outstanding.............................................         --            --
   Common stock; par value $.01 per share; authorized 100,000,000 shares;
     2,447,359 and 2,400,016 issued and 2,397,359 and 2,350,016 outstanding
     respectively..............................................................         24            24
   Additional paid in capital..................................................     19,531        19,243
   Accumulated other comprehensive income, unrealized gain (loss) on available
     for sale securities.......................................................      1,315        (1,186)
   Retained earnings...........................................................      1,310           349
   Treasury stock at cost (50,000 shares)......................................       (229)         (229)
                                                                                  --------      --------
                                                                                    21,951        18,201
                                                                                  --------      --------
                                                                                  $223,681      $141,834
                                                                                  ========      ========


                      See notes to financial statements.

                     STATEMENTS OF OPERATIONS (unaudited)
                 (Amounts in thousands, except per share data)

                                                            Three months ended Nine months ended
                                                              September 30,      September 30,
                                                            -----------------  ----------------
                                                              2001     2000     2001     2000
                                                            -------   -------  -------  -------
Interest and dividend income net of amortization of premium $ 2,564   $ 2,549  $ 7,639  $ 7,822
Interest expense...........................................  (1,403)   (2,241)  (4,974)  (6,554)
                                                            -------   -------  -------  -------
Net interest income........................................ $ 1,161   $   308  $ 2,665  $ 1,268
   Gain on sale of assets..................................     166        --      318       --
Less:
   Management fee..........................................     (52)      (41)    (148)    (123)
   Incentive fee...........................................    (174)       --     (318)      (1)
   Other expense...........................................     (77)      (58)    (254)    (173)
                                                            -------   -------  -------  -------
Net income................................................. $ 1,024   $   209  $ 2,263  $   971
                                                            =======   =======  =======  =======
Basic earnings per share................................... $  0.43   $  0.09  $  0.96  $  0.42
                                                            =======   =======  =======  =======
Diluted earnings per share................................. $  0.42   $  0.09  $  0.95  $  0.42
                                                            =======   =======  =======  =======
Dividends per share (Note A)............................... $  0.54   $  0.10  $  0.98  $  0.40
                                                            =======   =======  =======  =======
Average number of shares outstanding (diluted).............   2,423     2,338    2,381    2,326
                                                            =======   =======  =======  =======

Note A: Effective as of the third quarter of 2000, dividends are declared after the close of the quarter. For the three months ended September 30, 2001, the dividend includes the dividend declared and to be paid in the fourth quarter of 2001. For the three months ended September 30, 2000, the dividend includes the dividend declared and paid in the fourth quarter of 2000. For the nine months ended September 30, 2001, the dividends include dividends declared and paid in the second and third quarters of 2001 and the dividend declared and to be paid in the fourth quarter of 2001. For the nine months ended September 30, 2000, the dividends include dividends declared and paid in the second, third and fourth quarters of 2000.



                      See notes to financial statements.

                STATEMENTS OF STOCKHOLDERS' EQUITY (unaudited)

      For the three months ended March 31, June 30 and September 30, 2001
                            (Amounts in thousands)

                                                                Accum.
                                           Common               Other
                                    Common Stock  Additional   Compre-             Treasury   Compre-
                                    Stock   Par    Paid-in     hensive    Retained  Stock     hensive
                                    Shares Value   Capital   Income(Loss) Earnings at Cost  Income(Loss)  Total
                                    ------ ------ ---------- ------------ -------- -------- ------------ -------
Balance, December 31, 2000......... 2,350   $24    $19,243     $(1,186)    $  349   $(229)               $18,201
Issuance of common stock...........    10     0         45                                                    45
Available-for-sale securities, Fair
  value adjustment.................                                437                            437        437
Net income.........................                                           545                 545        545
                                                                                               ------
Other comprehensive income
  (loss)...........................                                                            $  982
                                                                                               ======
Dividends declared--$0.11 per
  share............................                                          (259)                          (259)
                                    -----   ---    -------     -------     ------   -----                -------
Balance, March 31, 2001............ 2,360   $24    $19,288     $  (749)    $  635   $(229)               $18,969
                                    =====   ===    =======     =======     ======   =====                =======
Issuance of common stock...........    16     0         91                                                    91
Available-for-sale securities,
  Fair value adjustment............                                 98                             98         98
Net income.........................                                           694                 694        694
                                                                                               ------
Other comprehensive income
  (loss)...........................                                                            $  792
                                                                                               ======
Dividends declared--$0.20 per
  share............................                                          (472)                          (472)
                                    -----   ---    -------     -------     ------   -----                -------
Balance, June 30, 2001............. 2,376   $24    $19,379     $  (651)    $  857   $(229)               $19,380
                                    =====   ===    =======     =======     ======   =====                =======
Issuance of common stock...........    21     0        152                                                   152
Available-for-sale securities,
  Fair value adjustment............                              1,965                          1,965      1,965
Net income.........................                                         1,024               1,024      1,024
                                                                                               ------
Other comprehensive income
  (loss)...........................                                                             2,989
                                                                                               ======
Dividends declared--$0.24 per
  share............................                                          (570)                          (570)
                                    -----   ---    -------     -------     ------   -----                -------
Balance, September 30, 2001........ 2,397   $24    $19,531     $ 1,315     $1,310   $(229)               $21,951
                                    =====   ===    =======     =======     ======   =====                =======

                      See notes to financial statements.

                     STATEMENTS OF CASH FLOWS (unaudited)
                            (Amounts in thousands)

                                                                      Three months ended   Nine months ended
                                                                         September 30,       September 30,
                                                                      ------------------  ------------------
                                                                        2001      2000      2001      2000
                                                                      --------  --------  --------  --------
Operating Activities:
Net income........................................................... $  1,024  $    209  $  2,262  $    971
     Adjustments to reconcile net income to
     net cash provided by operating activities:
       Amortization..................................................      308       158       514       514
       Gain on sales of assets.......................................     (166)       --      (318)       --
       Decrease (increase) in accrued interest and dividends
         receivable..................................................      (62)      (25)       49         6
       Increase (decrease) in accrued interest payable...............       32      (282)     (791)   (1,395)
       Increase (decrease) in accrued expenses and other.............      311        49       525       (40)
                                                                      --------  --------  --------  --------
          Net cash provided by operating activities..................    1,447       109     2,241        56
Investing Activities:
   Available-for-sale securities:....................................
   Purchases.........................................................  (61,538)       (6)  (99,542)     (676)
   Proceeds from sale................................................       --        --     1,095        --
   Principal payments................................................   14,380     8,482    35,790    21,043
                                                                      --------  --------  --------  --------
          Net cash provided by (used in) investing activities........  (47,158)    8,476   (62,657)   20,367
Financing Activities:
   Net borrowings from reverse repurchase agreements.................   45,130   (10,176)   57,676   (21,166)
   Proceeds from common stock issued, net............................      152        59       288       142
   Dividends paid....................................................     (570)     (349)   (1,301)   (1,020)
                                                                      --------  --------  --------  --------
          Net cash provided by (used in) financing activities........   44,712   (10,466)   56,663   (22,044)
                                                                      --------  --------  --------  --------
Net increase (decrease) in cash and cash equivalents.................     (999)   (1,881)   (3,753)   (1,621)
Cash and cash equivalents at beginning of period.....................    1,140     3,562     3,894     3,302
                                                                      --------  --------  --------  --------
Cash and cash equivalents at end of period........................... $    141  $  1,681  $    141  $  1,681
                                                                      ========  ========  ========  ========
Supplemental Disclosure of Cash Flow Information.....................
   Cash paid for interest............................................ $  1,371  $  2,524  $  5,765  $  7,950
Supplemental Disclosure of Noncash Investing and Financing...........
   Mortgage securities purchased, not yet settled.................... $ 10,306  $     --  $ 10,306  $     --
   Mortgage securities sold, not yet settled......................... $ 20,730  $     --  $ 20,730  $     --


                      See notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS

                              September 30, 2001

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   Anworth Mortgage Asset Corporation (the "Company") was incorporated in Maryland on October 20, 1997. The Company commenced its operations of purchasing and managing an investment portfolio of mortgage-backed securities ("MBS") on March 17, 1998, upon completion of its initial public offering of the Company's common stock.

   A summary of the Company's significant accounting policies follows:

BASIS OF PRESENTATION

   The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Therefore, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

   In the opinion of management, all material adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. The operating results for the quarter ended September 30, 2001 are not necessarily indicative of the results that may be expected for the calendar year ending December 31, 2001.

CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of twelve months or less. The carrying amount of cash equivalents approximates their fair value.

MORTGAGE BACKED SECURITIES

   The Company has invested primarily in fixed- and adjustable-rate mortgage pass-through certificates ("MBSs") and hybrid ARMs. Hybrid ARM securities have an initial interest rate that is fixed for a certain period, usually three to five years, and then adjusts annually for the remainder of the term of the loan.

   Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), requires the Company to classify its investments as either trading investments, available-for-sale investments or held-to-maturity investments. It is the Company's policy to classify each of its MBS as available-for-sale and then to monitor the security's performance over time before making a final determination as to the permanent classification. At this time all of the Company's MBS are classified as available-for-sale. All assets that are classified as available-for-sale are carried at fair value.

   Interest income is accrued based on the outstanding principal amount of the MBS and their contractual terms. Premiums associated with the purchase of MBS are amortized into interest income over the estimated lives of the asset using the effective yield method.

   MBS transactions are recorded on the date the securities are purchased or sold.

CREDIT RISK

   At September 30, 2001 the Company has limited its exposure to credit losses on its portfolio of mortgage backed securities by purchasing primarily securities from Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA"). The payment of principal and interest on the FHLMC and FNMA ARM securities are guaranteed by those respective agencies. At September 30, 2001, over 99% of the Company's mortgage backed securities have an implied "AAA" rating.

                               ANWORTH MORTGAGE

INCOME TAXES

   The Company intends to elect to be taxed as a Real Estate Investment Trust and to comply with the provisions of the Internal Revenue Code with respect thereto. Accordingly, the Company will not be subject to Federal income tax to the extent that its distributions to stockholders satisfy the REIT requirements and certain asset, income and stock ownership tests are met.

EARNINGS PER SHARE

   Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents unless the effect is to reduce a loss or increase the income per share.

   The following table provides a reconciliation of the numerator and denominator of the earning per share computation:

                                                                 Earnings
                                              Income     Shares  Per Share
                                              ------     ------  ---------
                                              (amounts in thousands except
                                                    per share data)
        Three Months Ended September 30, 2001
        Basic EPS............................ 1,024      2,384     $0.43
                                                                   =====
        Effect of dilutive securities:
        Stock options........................    --         39
                                              -----      -----
        Diluted EPS.......................... 1,024      2,423     $0.42
                                              =====      =====     =====
        Three Months Ended September 30, 2000
        Basic EPS............................   209      2,338     $0.09
                                                                   =====
        Effect of dilutive securities:
        Stock options........................    --         --
                                              -----      -----
        Diluted EPS..........................   209      2,338     $0.09
                                              =====      =====     =====
        Nine Months Ended September 30, 2001
        Basic EPS............................ 2,263      2,369     $0.96
                                                                   =====
        Effect of dilutive securities:
        Stock options........................    --         12
                                              -----      -----
        Diluted EPS.......................... 2,263      2,381     $0.95
                                              =====      =====     =====
        Nine Months Ended September 30, 2000
        Basic EPS............................   971      2,326     $0.42
                                              =====      =====     =====
        Effect of dilutive securities:
        Stock options........................    --         --
                                              -----      -----
        Diluted EPS..........................   971      2,326     $0.42
                                              =====      =====     =====

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               ANWORTH MORTGAGE

NOTE 2. MORTGAGE BACKED SECURITIES

   The following table pertains to the Company's mortgage backed securities classified as available-for-sale as of September 30, 2001, which are carried at their fair value (amounts in thousands):

                                     Federal     Federal
                                    Home Loan   National     Other     Total
                                    Mortgage    Mortgage    Mortgage    MBS
             ($000's)              Corporation Association Securities  Assets
             --------              ----------- ----------- ---------- --------
Amortized Cost....................   $52,037    $156,177      $--     $208,214
Paydown Receivable................       885          --       --          885
Unrealized gains..................       462       1,083       --        1,545
Unrealized losses.................      (103)       (382)      --         (485)
                                     -------    --------      ---     --------
Fair value........................   $53,281    $156,878      $--     $210,159
                                     -------    --------      ---     --------

   In addition, at September 30, 2001 the Company held a position in a preferred stock issued by Thornburg Mortgage Inc. which had a fair value of $1,745,000.

   The following table summarizes the Company's securities as of September 30, 2001 at their fair value (amounts in thousands):

                                                   Fixed
                                                   Rate   REIT
                  ($000's)                ARMS      MBS   Stock   Total
                  --------              --------  ------- ------ --------
     Amortized Cost.................... $174,066  $34,148 $1,491 $209,704
     Paydown Receivable................      885       --     --      885
     Unrealized gains..................      719      827    255    1,800
     Unrealized losses.................     (485)      --     --     (485)
                                        --------  ------- ------ --------
     Fair value........................ $175,185  $34,975 $1,746 $211,905
                                        --------  ------- ------ --------

NOTE 3. REVERSE REPURCHASE AGREEMENTS

   The Company has entered into reverse repurchase agreements to finance most of its MBS. The reverse repurchase agreements are short-term borrowings that are secured by the market value of the Company's MBS and bear interest rates that have historically moved in close relationship to London Interbank Offer Rate ("LIBOR"). At September 30, 2001 the Company's reverse repurchase agreements had an average term to maturity of 68 days.

   At September 30, 2001, the repurchase agreements had the following remaining maturities (amounts in thousands):

      Within 59 days............................................. $112,860
      60 to 89 days..............................................       --
      90 to 119 days.............................................   18,103
      Over 120 days..............................................   48,604
                                                                  --------
                                                                  $179,567
                                                                  ========

NOTE 4. TRANSACTIONS WITH AFFILIATES

   The Company entered into a Management Agreement (the "Agreement") with Anworth Mortgage Advisory Corporation (the "Manager"), effective March 12, 1998. Under the terms of the Agreement, the Manager, subject to the supervision of the Company's board of directors, is responsible for the management of the day-to-day operations of the Company and provides all personnel and office space.

                               ANWORTH MORTGAGE

   The Company pays the Manager an annual base management fee equal to 1% of the first $300 million of Average Net Invested Assets (as defined in the Agreement), plus 0.8% of the portion above $300 million (the "Base Management Compensation").

   In addition to the Base Management Compensation, the Manager shall receive as incentive compensation for each fiscal quarter an amount equal to 20% of the Net Income of the Company, before incentive compensation, for such fiscal quarter in excess of the amount that would produce an annualized Return on Equity (calculated by multiplying the Return on Equity for such fiscal quarter by four) equal to the Ten-Year U.S. Treasury Rate for such fiscal quarter plus 1% (the "Incentive Management Compensation").

   For the quarters ended September 30, 2001 and September 30, 2000, the Company paid the Manager $52,000 and $41,000, respectively, in base management fees. The Company paid the Manager $174,000 in incentive compensation for the quarter ended September 30, 2001 and no incentive compensation for the quarter ended September 30, 2000.

   The Company has adopted the Anworth Mortgage Asset Corporation 1997 Stock Option and Awards Plan (the "Stock Option Plan") which authorizes the grant of options to purchase an aggregate of up to 600,000 of the outstanding shares of the Company's common stock. The Stock Option Plan authorizes the Board of Directors, or a committee of the Board of Directors, to grant incentive stock options ("ISOs") as defined under section 422 of the Internal Revenue Code of 1986, as amended, options not so qualified ("NQSOs"), dividend equivalent rights ("DERs") and stock appreciation rights ("SARs"). The exercise price for any option granted under the Stock Option Plan may not be less than 100% of the fair market value of the shares of common stock at the time the option is granted. As of June 30, 2001, the Company had granted a total of 198,000 options, with strike prices of either $9 per share or $4.60 per share, and 148,500 DER's. Options granted to officers either become exercisable at a rate of 33.3% each year following their date of grant or become exercisable three years after their date of grant. Options granted to directors either became exercisable six months after their date of grant or become exercisable three years after their date of grant. All options must expire with a maximum of ten years after their date of grant. The DER's are payable only when their associated stock options are exercised, thereby reducing the effective strike price of such options. The Company recognizes compensation expense at the time the market price of the stock exceeds the effective strike price.

   During the quarter ended June 30, 2001, 114,000 of the outstanding DER's were truncated and shortly after June 30, 2001 the remaining 34,500 DER's were truncated. After the dividend declared on April 20, 2001, no more dividends will accrue to the DER's. For the quarter ended June 30, 2001, the Company recorded $61,000 in operating expense associated with the Stock Option Plan.

   For the quarter ended September 30, 2001, the Company recorded no operating expense associated with the Stock Option Plan.

   At its meeting on July 23, 2001 the board of directors granted 87,560 options with a strike price of $6.70 and 10,000 options with a strike price of $7.37 per share. At a special meeting held on August 10, 2001, the board granted 25,000 options at a strike price of $7.81 and 9,000 options with a strike price $7.10.

NOTE 5. COMMON STOCK

   In December of 1998, the board of directors authorized the repurchase of 50,000 shares of the Company's common stock. As of September 30, 2000, the entire 50,000 shares had been repurchased at an average cost of $4.58 per share.

                       Report of Independent Accountants

To the Board of Directors and Stockholders
Anworth Mortgage Asset Corporation

   In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Anworth Mortgage Asset Corporation at December 31, 2000 and December 31, 1999, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
January 15, 2001

                       Report of Independent Accountants

To the Board of Directors and Stockholders
Anworth Mortgage Asset Corporation

   We have audited the accompanying statements of operations, stockholders' equity and cash flows of Anworth Mortgage Asset Corporation for the period from March 17, 1998 (commencement of operations) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements of Anworth Mortgage Asset Corporation referred to above present fairly, in all material respects, the results of its operations and its cash flows for the period from March 17, 1998 (commencement of operations) to December 31, 1998 in conformity with generally accepted accounting principles.

                                          MCGLADREY & PULLEN, LLP

New York, New York
January 9, 1999

                      ANWORTH MORTGAGE ASSET CORPORATION

                                BALANCE SHEETS
                            (Amounts in thousands)

                                                                                            December 31,
                                                                                         ------------------
                                                                                           2000      1999
                                                                                         --------  --------
                                       ASSETS
                                       ------

Assets
   Mortgage backed securities (Notes 2, 3, and 4)....................................... $134,889  $161,488
   Other marketable securities (Note 2).................................................    1,948     1,193
   Cash and cash equivalents (Note 1)...................................................    3,894     3,303
   Accrued interest and dividends receivable............................................    1,090     1,111
   Prepaid expenses and other...........................................................       13        49

                                                                                         --------  --------
                                                                                         $141,834  $167,144

                                                                                         ========  ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY
                        ------------------------------------

Liabilities
   Reverse repurchase agreements (Note 3)............................................... $121,891  $147,690
   Accrued interest payable.............................................................    1,706     2,445
   Dividends payable....................................................................       --       323
   Accrued expenses and other...........................................................       36       154

                                                                                         --------  --------
                                                                                          123,633   150,612

                                                                                         --------  --------

Stockholders' Equity
   Preferred stock, par value $.01 per share; authorized 20,000,000 shares; no shares
   issued and outstanding...............................................................       --        --
   Common stock; par value $.01 per share; authorized 100,000,000 shares;
   2,400,016 and 2,356,669 issued and 2,350,016 and 2,306,669 outstanding,
   respectively.........................................................................       24        23
   Additional paid in capital...........................................................   19,243    19,070
   Accumulated other comprehensive income, unrealized gain (loss) on available for
   sale securities (Note 2).............................................................   (1,186)   (2,351)
   Retained earnings....................................................................      349        19
   Treasury stock at cost (50,000 shares)...............................................     (229)     (229)

                                                                                         --------  --------
                                                                                           18,201    16,532

                                                                                         --------  --------
                                                                                         $141,834  $167,144

                                                                                         ========  ========

                      See notes to financial statements.

                      ANWORTH MORTGAGE ASSET CORPORATION

                           STATEMENTS OF OPERATIONS
                 (Amounts in thousands, except per share data)



                                                                        Period from
                                                                      March 17, 1998
                                                  For the year ended   (commencement
                                                     December 31,    of operations) to
                                                  ------------------   December 31,
                                                    2000      1999         1998
                                                  -------   ------   -----------------
Interest and dividend income net of amortization
of premium and discount.......................... $10,314   $9,501        $8,570
Interest expense.................................   8,674    7,892         7,378
                                                  -------   ------        ------
Net interest income.............................. $ 1,640   $1,609        $1,192

Expenses: (Note 6)
   Management fee................................     167      175           144
   Incentive fee.................................      --       --             2
   Other expense.................................     211      225           161
                                                  -------   ------        ------
Net Income....................................... $ 1,261   $1,209        $  885
                                                  =======   ======        ======
Basic and diluted earnings per share............. $  0.54   $ 0.53        $ 0.38
                                                  =======   ======        ======
Dividends declared per share..................... $  0.40   $ 0.53        $ 0.37
                                                  =======   ======        ======
Weighted average number of shares outstanding....   2,331    2,290         2,316
                                                  =======   ======        ======





                      See notes to financial statements.

                      ANWORTH MORTGAGE ASSET CORPORATION

                      STATEMENTS OF STOCKHOLDERS' EQUITY

 Period from March 17, 1998 (commencement of operations) to December 31, 1998 and years ended December 31, 1999 and December 31, 2000
                            (Amounts in thousands)

                                                                     Accum.
                                                                      Other
                                                   Common            Compre-
                                            Common Stock  Additional hensive           Treasury
                                            Stock   Par    Paid-in   Income   Retained Stock at Comprehensive
                                            Shares Value   Capital   (Loss)   Earnings   Cost      Income      Total
                                            ------ ------ ---------- -------  -------- -------- ------------- -------
Balance, March 17, 1998....................     0   $--    $     1            $    --                         $     1
 Issuance of common stock.................. 2,328    23     18,970                                             18,993
 Available-for-sale securities, fair value
 adjustment................................                          $(1,775)                      $(1,775)    (1,775)
 Net income................................                                       884                  884        884
                                                                                                   -------
Other comprehensive income (loss)..........                                                        $  (891)
                                                                                                   =======
 Dividends declared--$0.37 per share.......                                      (861)                           (861)
                                            -----   ---    -------   -------  -------   -----                 -------
Balance, December 31, 1998................. 2,328   $23    $18,971   $(1,775) $    23   $  --                 $17,242
                                            =====   ===    =======   =======  =======   =====                 =======

 Issuance of common stock..................    29     0         99                                                 99
 Available-for-sale securities, fair value
 adjustment................................                             (576)                         (576)      (576)
 Net income................................                                     1,209                1,209      1,209
                                                                                                   -------
Other comprehensive income (loss)..........                                                        $   633
                                                                                                   =======
Repurchase of common stock.................   (50)                                       (229)                   (229)
 Dividends declared--$0.53 per share.......                                    (1,213)                         (1,213)
                                            -----   ---    -------   -------  -------   -----                 -------
Balance, December 31, 1999................. 2,307   $23    $19,070   $(2,351) $    19   $(229)                $16,532
                                            =====   ===    =======   =======  =======   =====                 =======

 Issuance of common stock..................    43     1        173                                                174
 Available-for-sale securities, fair value
 adjustment................................                            1,165                         1,165      1,165
 Net income................................                                     1,261                1,261      1,261
                                                                                                   -------
Other comprehensive income (loss)..........                                                        $ 2,426
                                                                                                   =======
 Dividends declared--$0.40 per share.......                                      (931)                           (931)
                                            -----   ---    -------   -------  -------   -----                 -------
Balance, December 31, 2000................. 2,350   $24    $19,243   $(1,186) $   349   $(229)                $18,201
                                            =====   ===    =======   =======  =======   =====                 =======

                      See notes to financial statements.

                      ANWORTH MORTGAGE ASSET CORPORATION

                           STATEMENTS OF CASH FLOWS
                         (Dollar amounts in thousands)



                                                                                               Period from
                                                                                             March 17, 1998
                                                                        For the year ended    (commencement
                                                                           December 31,     of operations) to
                                                                        ------------------    December 31,
                                                                          2000      1999          1998
                                                                        --------  --------  -----------------
Operating Activities:
   Net income.......................................................... $  1,261  $  1,209      $     885
Adjustments to reconcile net income to net cash provided by operating activities:
       Amortization....................................................      698     1,468          1,489
       Decrease (increase) in accrued interest receivable..............       21       300         (1,411)
       Decrease (increase) in prepaid expenses and other...............       36       (34)           (15)
       Increase (decrease) in accrued interest payable.................     (739)      646          1,799
       Increase (decrease) in accrued expenses and other...............     (118)       96             58
                                                                        --------  --------      ---------
          Net cash provided by operating activities....................    1,159     3,685          2,805

Investing Activities:
Available-for-sale securities:
       Purchases.......................................................   (2,618)  (43,658)      (231,361)
       Principal payments..............................................   28,930    53,619         53,409
                                                                        --------  --------      ---------
          Net cash provided by investing activities....................   26,312     9,961       (177,952)

Financing Activities:
   Net borrowings from (repayments of) reverse repurchase agreements...  (25,799)  (22,343)       170,033
   Proceeds from common stock issued, net..............................      173        99         18,994
   Repurchase of common stock..........................................       --      (229)            --
   Dividends paid......................................................   (1,254)   (1,169)          (582)
                                                                        --------  --------      ---------
          Net cash provided by (used in) financing activities..........  (26,880)  (23,642)       188,445
                                                                        --------  --------      ---------
   Net increase (decrease) in cash and cash equivalents................      591    (9,996)        13,298
   Cash and cash equivalents at beginning of period....................    3,303    13,299              1
                                                                        --------  --------      ---------
   Cash and cash equivalents at end of period.......................... $  3,894  $  3,303      $  13,299
                                                                        ========  ========      =========

Supplemental Disclosure of Cash Flow Information
   Cash paid for interest.............................................. $  9,413  $  7,246      $   5,579

Supplemental Disclosure of Investing and Financing Activities
   Mortgage securities purchased, not yet settled...................... $     --  $     --      $  10,047


                      See notes to financial statements.

                      ANWORTH MORTGAGE ASSET CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   Anworth Mortgage Asset Corporation (the "Company") was incorporated in Maryland on October 20, 1997. The Company commenced its operations of purchasing and managing an investment portfolio of primarily adjustable-rate mortgage-backed securities on March 17, 1998, upon completion of its initial public offering of the Company's common stock.

   A summary of the Company's significant accounting policies follows:

CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less. The carrying amount of cash equivalents approximates their fair market value.

SECURITIES

   The Company invests primarily in adjustable-rate mortgage pass-through certificates and hybrid adjustable-rate mortgage-backed securities ("ARM" securities). Hybrid ARM securities have an initial interest rate that is fixed for a certain period, usually three to five years, and then adjusts annually for the remainder of the term of the loan.

   The Company classifies its investments as either trading investments, available-for-sale investments or held-to-maturity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company currently classifies all of its securities as available-for-sale. All assets that are classified as available-for-sale are carried at fair value and unrealized gains or losses are included in other comprehensive income or loss as a component of stockholders' equity.

   Interest income is accrued based on the outstanding principal amount of the ARM securities and their contractual terms. Premiums associated with the purchase of ARM securities are amortized into interest income over the estimated lives of the asset adjusted for estimated prepayments using the effective yield method.

   Securities are recorded on the date the securities are purchased or sold.

CREDIT RISK

   At December 31, 2000 the Company had limited its exposure to credit losses on its portfolio of ARM securities by purchasing primarily securities from Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA"). The payment of principal and interest on the FHLMC and FNMA mortgage backed securities ("MBS") are guaranteed by those respective agencies. At December 31, 2000, because of the government agencies' guarantee, substantially all of the Company's mortgage backed securities have an implied "AAA" rating.

INCOME TAXES

   The Company intends to elect to be taxed as a Real Estate Investment Trust and to comply with the provisions of the Internal Revenue Code with respect thereto. Accordingly, the Company is not subject to Federal income tax to the extent that its distributions to stockholders satisfy the REIT requirements and certain asset, income and stock ownership tests are met.

EARNINGS PER SHARE (EPS)

   Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS assumes the conversion, exercise or issuance of all potential common

                      ANWORTH MORTGAGE ASSET CORPORATION
stock equivalents unless the effect is to reduce a loss or increase in the income per share. Stock options that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive.

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal years beginning after December 15, 2000. SFAS No. 133 established a framework of accounting rules that standardize accounting for all derivative instruments. The Statement requires that all derivative financial instruments be carried on the balance sheet at fair value. The Company has not yet acquired any derivative instruments.

   In September of 2000, the Financial Accounting Standards Board issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The provisions of this standard will be applied prospectively in the Company's fiscal quarter starting April 1, 2001. The Company does not expect the implementation of this standard to materially affect the Company's reported results of operations and financial position.

NOTE 2. SECURITIES

   The following table summarizes the Company's mortgage backed securities classified as available-for-sale as of December 31, 2000 and 1999, which are carried at their fair value (amounts in thousands):

                                                December 31, 2000
                                ------------------------------------------------

                                  Federal     Federal        Other
                                 Home Loan   National      Mortgage-     Total
                                 Mortgage    Mortgage       backed        MBS
                                Corporation Association   Securities     Assets
                                ----------- ----------- --------------- --------
       Amortized cost..........   $24,162    $111,379        $487       $136,028
       Unrealized gains........        28         189          29            246
       Unrealized losses.......      (233)     (1,152)         --         (1,385)

                                  -------    --------        ----       --------
       Fair value..............   $23,957    $110,416        $516       $134,889

                                  =======    ========        ====       ========

                                                December 31, 1999
                                ------------------------------------------------
                                  Federal     Federal
                                 Home Loan   National        Other       Total
                                 Mortgage    Mortgage   Mortgage-backed   MBS
                                Corporation Association   Securities     Assets
                                ----------- ----------- --------------- --------
       Amortized cost..........   $30,066    $133,612        $ --       $163,678
       Unrealized gains........        41         101          --            142
       Unrealized losses.......      (377)     (1,955)         --         (2,332)

                                  -------    --------        ----       --------
       Fair value..............   $29,730    $131,758        $ --       $161,488

                                  =======    ========        ====       ========

                      ANWORTH MORTGAGE ASSET CORPORATION

   In addition, at December 31, 2000 the Company held positions in preferred and common stock of other mortgage REITs, valued at $1,948,000. The following table summarizes the Company's securities as of December 31, 2000 and 1999 at their fair value (amounts in thousands):

                                        December 31, 2000
                                   --------------------------
                                              REIT
                                     MBS     Stocks   Total
                                   --------  ------  --------
       Amortized Cost............. $135,467  $1,995  $137,462
       Unrealized gains...........      807      --       807
       Unrealized losses..........   (1,385)    (47)   (1,432)
                                   --------  ------  --------
       Estimated fair value....... $134,889  $1,948  $136,837
                                   ========  ======  ========

                                        December 31, 1999
                                   --------------------------
                                              REIT
                                     MBS     Stocks   Total
                                   --------  ------  --------
       Amortized Cost............. $163,353  $1,355  $164,708
       Unrealized gains...........      142      --       142
       Unrealized losses..........   (2,332)   (162)   (2,494)
                                   --------  ------  --------
       Estimated fair value....... $161,163  $1,193  $162,356
                                   ========  ======  ========

NOTE 3. REVERSE REPURCHASE AGREEMENTS

   The Company has entered into reverse repurchase agreements to finance most of its ARM securities. The reverse repurchase agreements are short-term borrowings that bear interest rates that have historically moved in close relationship to LIBOR (London Interbank Offer Rate). At December 31, 2000, these agreements are collateralized by mortgage backed securities with a fair value of $133,896,000.

   At December 31, 2000, the repurchase agreements had a weighted average interest rate of 6.68%, an average maturity of 32 days and the following remaining maturities (amounts in thousands):

       Within 59 days....... $101,103
       60 to 89 days........   20,788
                             --------
                             $121,891
                             ========

NOTE 4. FAIR VALUES OF FINANCIAL INSTRUMENTS

   ARM securities and other marketable securities are reflected in the financial statements at estimated fair value. Management bases its fair value estimates for ARM securities and other marketable securities primarily on third-party bid price indications provided by dealers who make markets in these financial instruments when such indications are available. However, the fair value reported reflects estimates and may not necessarily be indicative of the amounts the Company could realize in a current market exchange. Cash and cash equivalents, interest receivable, reverse repurchase agreements and payables for securities purchased are reflected in the financial statements at their costs, which approximates their fair value because of the short-term nature of these instruments.

NOTE 5. INITIAL PUBLIC OFFERING AND CAPITAL STOCK

   On March 17, 1998 the Company completed its initial public offering of common stock, $0.01 par value. The Company issued 2,200,000 shares of common stock at a price of $9 per share and received net proceeds of

                      ANWORTH MORTGAGE ASSET CORPORATION

$18,414,000, net of underwriting discount of $0.63 per share. Offering costs in connection with the public offering, including the underwriting discount and other expenses, which total $491,182, have been charged against the proceeds of the offering. Prior to March 17, 1998, the Company had no operations other than activities relating to its organization, registration under the Securities Act of 1933 and the issuance of 100 shares of its common stock to its initial shareholder.

   The Company granted the underwriters of the initial public offering of the Company's common stock a 30-day option to purchase additional shares of common stock solely to cover over-allotments, if any, at the public offering price of $9 per share. On April 14, 1998, the underwriters purchased an additional 127,900 shares under the terms of this option. As a result, the Company received additional net proceeds of $1,070,523, net of the underwriting discount of $0.63 per share.

   The Company's authorized capital includes 20 million shares of $.01 par value preferred stock. The preferred stock may be issued in one or more classes or series, with such distinctive designations, rights and preferences as determined by the Board of Directors.

   For the year ended December 31, 2000, the Company declared dividends to stockholders totaling $0.51 per share, of which $0.40 was paid in 2000 and $0.11 was declared in January 2001 and is payable on February 16, 2001. For the year ended December 31, 1999 and the period ended December 31, 1998 the Company declared dividends of $0.53 and $0.37, respectively. For Federal income tax purposes such dividends are ordinary income to the Company's stockholders.

   Late in 1998 the Board of Directors authorized the repurchase of 50,000 shares of the Company's common stock. During 1999 the Company completed this repurchase at an average cost of $4.58 per share.

   In September of 1999 the Company filed with the Securities and Exchange Commission its Dividend Reinvestment and Direct Stock Purchase Plan. The plan allows shareholders and non-shareholders to purchase shares of the Company's common stock and to reinvest dividends in additional shares of the Company's common stock. The Company raised equity capital of $174,000 in 2000 and $99,000 in 1999 as a result of this plan.

NOTE 6. TRANSACTIONS WITH AFFILIATES

   The Company entered into a Management Agreement (the "Agreement") with Anworth Mortgage Advisory Corporation (the "Manager"), effective March 12, 1998. Under the terms of the Agreement, the Manager, subject to the supervision of the Company's board of directors, is responsible for the management of the day-to-day operations of the Company and provides all personnel and office space.

   The Company pays the Manager an annual base management fee equal to 1% of the first $300 million of Average Net Invested Assets (as defined in the Agreement), plus 0.8% of the portion above $300 million (the "Base Management Fee").

   In addition to the Base Management Compensation, the Manager shall receive as incentive compensation for each fiscal quarter an amount equal to 20% of the Net Income of the Company, before incentive compensation, for such fiscal quarter in excess of the amount that would produce an annualized Return on Equity (calculated by multiplying the Return on Equity for such fiscal quarter by four) equal to the Ten-Year U.S. Treasury Rate for such fiscal quarter plus 1% (the "Incentive Management Compensation").

   For the year ended December 31, 2000, the Company paid the Manager $167,000 in base management fees and no incentive management fees; for the year ended December 31, 1999, the Company paid the Manager

                      ANWORTH MORTGAGE ASSET CORPORATION

$175,000 in base management fees and no incentive fees and for the period ended December 31, 1998 the Manager was paid a base management fee of $144,000 and an incentive management fee of $2,000.

NOTE 7. STOCK OPTION PLAN

   The Company has adopted the Anworth Mortgage Asset Corporation 1997 Stock Option and Awards Plan (the "Stock Option Plan") which authorizes the grant of options to purchase an aggregate of up to 600,000 of the outstanding shares of the Company's common stock. The Stock Option Plan authorizes the board of directors, or a committee of the board of directors, to grant incentive stock options ("ISOs") as defined under section 422 of the Internal Revenue Code of 1986, as amended, options not so qualified ("NQSOs"), dividend equivalent rights ("DERs") and stock appreciation rights ("SARs"). The exercise price for any option granted under the Stock Option Plan may not be less than 100% of the fair market value of the shares of common stock at the time the option is granted. During the period ended December 31, 1998, the Company had granted 148,000 options at an exercise price of $9 per share and 136,000 DERs. For these options, those granted to officers become exercisable over a three year period following their date of grant, while those granted to directors become exercisable six months after their date of grant. During the year ended December 31, 1999, the Company granted an additional 50,000 options at an exercise price of $4.60 and 12,500 DER's. These options become exercisable three years after the date of grant. All options granted expire on March 11, 2008. The DER's are payable only when their associated stock options are exercised, thereby reducing the effective strike price of such options. The Company recognizes compensation expense at the time the average market price of the stock exceeds the effective strike price of the options. Since inception, the Company has recorded $10,000 in compensation expense related to the DER's.

   The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for grants under the Stock Option Plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model:

                                                                   2000       1999      1998
                                                                ---------- ---------- --------
       Net income--as reported................................. $1,261,000 $1,209,000 $885,000
       Net income--pro forma................................... $1,167,000 $1,115,000 $811,000
       Basic and diluted earnings per share--as reported....... $     0.54 $     0.53 $   0.38
       Basic and diluted earnings per share--pro forma......... $     0.50 $     0.49 $   0.35
Assumptions:
          Dividend yield.......................................        n/a        10%      10%
          Expected volatility..................................        n/a        35%      35%
          Risk-free interest rate..............................        n/a       6.6%     5.5%
          Expected lives.......................................        n/a    7 years  7 years

   The fair value of options granted during 1999 was $1.75 per share. The fair value of the options granted during 1998 was $1.90. There were no options granted in 2000.

                      ANWORTH MORTGAGE ASSET CORPORATION

NOTE 8. SUMMARIZED QUARTERLY RESULTS (UNAUDITED)

                                                     For the year ended December 31, 2000:
                                                  --------------------------------------------
                                                    First         Second      Third   Fourth
                                                   Quarter        Quarter    Quarter  Quarter
                                                  -------        -------    -------   -------
                                                  (amounts in thousands except per share data)
Interest and dividend income..................... $2,627         $2,646     $2,549    $2,493
Interest expense.................................  2,132          2,181      2,241     2,120
                                                  ------         ------     ------    ------
Net interest income..............................    495            465        308       373
Expenses.........................................    101             97         99        83
                                                  ------         ------     ------    ------
Net Income....................................... $  394         $  368     $  209    $  290
                                                  ======         ======     ======    ======
Basic and diluted earnings per share............. $ 0.17         $ 0.16     $ 0.09    $ 0.12
                                                  ======         ======     ======    ======
Average number of shares outstanding.............  2,314          2,326      2,338     2,346
                                                  ======         ======     ======    ======

                                                     For the year ended December 31, 1999:
                                                  --------------------------------------------
                                                    First         Second      Third   Fourth
                                                   Quarter        Quarter    Quarter  Quarter
                                                  -------        -------    -------   -------
                                                  (amounts in thousands except per share data)
Interest and dividend income..................... $2,404         $2,211     $2,349    $2,537
Interest expense.................................  2,036          1,816      1,921     2,119
                                                  ------         ------     ------    ------
Net interest income..............................    368            395        428       418
Expenses.........................................     90             94        114       102
                                                  ------         ------     ------    ------
Net Income....................................... $  278         $  301     $  314    $  316
                                                  ======         ======     ======    ======
Basic and diluted earnings per share............. $ 0.12         $ 0.13     $ 0.14    $ 0.14
                                                  ======         ======     ======    ======
Average number of shares outstanding.............  2,320          2,279      2,278     2,283
                                                  ======         ======     ======    ======

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                               3,500,000 Shares

[LOGO] rooster

                      Anworth Mortgage Asset Corporation

                                 Common Stock

                               -----------------

                                  PROSPECTUS

                               -----------------

FRIEDMAN BILLINGS RAMSEY                                            ADVEST, INC.


                               December 21, 2001


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